MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2012

This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of February 13, 2013, and is intended to supplement and complement Kinross Gold Corporation's audited annual consolidated financial statements for the year ended December 31, 2012 and the notes thereto.  Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's audited consolidated financial statements for 2012 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com.  The December 31, 2012 audited consolidated financial statements and MD&A are presented in US dollars and have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the year ended December 31, 2012, as well as our outlook.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis".  In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1. DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania.  Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities.  Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow.  Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic difficulties.  Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, euro, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures (see Section 10 – Risk Analysis for additional details on the impact of foreign exchange rates).

Segment profile

Each of the Company's significant operating mines is considered to be a separate segment. The reportable segments are those operations whose operating results are reviewed by the Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

			Ownership percentage at December 31
Operating Segments	Operator	Location	2012	2011

Fort Knox	Kinross	U.S.A.	100%	100%
Round Mountain	Kinross	U.S.A.	50%	50%
Kettle River-Buckhorn	Kinross	U.S.A.	100%	100%
Kupol(a),(b)	Kinross	Russian Federation	100%	100%
Paracatu	Kinross	Brazil	100%	100%
Crixás (c)	AngloGold Ashanti	Brazil	0%	50%
La Coipa	Kinross	Chile	100%	100%
Maricunga	Kinross	Chile	100%	100%
Tasiast	Kinross	Mauritania	100%	100%
Chirano	Kinross	Ghana	90%	90%

(a) As of April 27, 2011, Kinross increased its ownership in Kupol from 75% to 100%.
(b) As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment.
(c) As of June 28, 2012, the Company sold its 50% interest in Crixas.

Consolidated Financial and Operating Highlights

	Years ended December 31,			2012 vs 2011		2011 vs 2010
(in millions, except ounces, per share amounts, gold price and production cost of sales per equivalent ounce)	2012	2011	2010	Change	% Change(f)	Change	% Change(f)
Operating Highlights
Total gold equivalent ounces (a),(e)
Produced(c)	2,678,131	2,702,573	2,527,695	(24,442)	(1%)	174,878	7%
Sold(c)	2,654,107	2,701,358	2,537,175	(47,251)	(2%)	164,183	6%
Gold equivalent ounces from continuing operations (a),(d)
Produced (c)	2,647,137	2,635,990	2,452,918	11,147	0%	183,072	7%
Sold (c)	2,621,343	2,637,601	2,460,019	(16,258)	(1%)	177,582	7%
Total attributable gold equivalent ounces (a), (e)
Produced (c)	2,648,807	2,610,373	2,334,104	38,434	1%	276,269	12%
Sold (c)	2,624,242	2,611,287	2,343,505	12,955	0%	267,782	11%
Attributable gold equivalent ounces from continuing operations (a),(d)
Produced(c)	2,617,813	2,543,790	2,259,327	74,023	3%	284,463	13%
Sold(c)	2,591,478	2,547,530	2,266,349	43,948	2%	281,181	12%

Financial Highlights from Continuing Operations (d)
Metal sales	$4,311.4	$3,842.5	$2,915.4	$468.9	12%	$927.1	32%
Production cost of sales	$1,850.8	$1,546.1	$1,211.5	$304.7	20%	$334.6	28%
Depreciation, depletion and amortization	$681.2	$564.1	$533.4	$117.1	21%	$30.7	6%
Impairment charges	$3,527.6	$2,937.6	$-	$590.0	20%	$2,937.6	nm
Operating earnings (loss)	$(2,246.6)	$(1,575.5)	$610.2	$(671.1)	(43%)	$(2,185.7)	nm
Net earnings (loss) from continuing operations attributable to common shareholders	$(2,548.8)	$(2,093.4)	$735.3	$(455.4)	(22%)	$(2,828.7)	nm
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$(2.24)	$(1.84)	$0.89	$(0.40)	(22%)	$(2.73)	nm
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$(2.24)	$(1.84)	$0.89	$(0.40)	(22%)	$(2.73)	nm
Adjusted net earnings from continuing operations attributable to common shareholders(b)	$879.2	$850.8	$460.7	$28.4	3%	$390.1	85%
Adjusted net earnings from continuing operations per share(b)	$0.77	$0.75	$0.56	$0.02	3%	$0.19	34%
Net cash flow of continuing operations provided from operating activities	$1,302.9	$1,378.8	$957.3	$(75.9)	(6%)	$421.5	44%
Adjusted operating cash flow from continuing operations (b)	$1,527.0	$1,561.8	$1,066.8	$(34.8)	(2%)	$495.0	46%
Average realized gold price per ounce	$1,643	$1,500	$1,189	$143	10%	$311	26%
Consolidated production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$706	$586	$492	$120	20%	$94	19%
Attributable(a) production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$706	$592	$506	$114	19%	$86	17%
Attributable(a) production cost of sales from continuing operations per ounce sold on a by-product basis(b)	$626	$535	$459	$91	17%	$76	17%

(a)	Total includes 100% of Kupol and Chirano production. "Attributable" includes Kinross' share of Kupol (75% up to April 27, 2011, 100% thereafter) and Chirano (90%) production.
(b)
"Adjusted net earnings from continuing operations attributable to common shareholders", "Adjusted net earnings from continuing operations per share", "Adjusted operating cash flow from continuing operations", "Consolidated production cost of sales from continuing operations per equivalent ounce sold", "Attributable production cost of sales from continuing operations per equivalent ounce sold", and "Attributable production cost of sales from continuing operations per ounce sold on a by-product basis" are non-GAAP measures. The definition and reconciliation of these non-GAAP financial measures is included in Section 11 of this document.

(c)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2012 - 53.56:1, 2011 - 44.65:1, and 2010 - 60.87:1.

(d)	The comparative figures have been recast to exclude Crixás' results due to its disposal on June 28, 2012.
(e)	Total gold equivalent ounces and total attributable gold equivalent ounces include Crixás up to June 28, 2012.
(f) "nm" means not meaningful.

Consolidated Financial Performance

Unless otherwise stated, “attributable” production and sales includes only Kinross’ share of Kupol (75% to April 27, 2011, 100% thereafter) and Chirano (90%).

2012 vs. 2011

During 2012, Kinross’ attributable production from continuing operations increased by 3% compared with 2011, primarily due to an increase in production at Fort Knox due to higher tonnage leached, higher mill grades and recoveries, and the increase in production resulting from the Company’s interest in Kupol increasing from 75% to 100% on April 27, 2011.  In addition, production at Chirano increased due to higher grades and recoveries.  These increases were partially offset by the scheduled decline in grades at Kupol and Kettle River and a less favourable gold equivalent ratio during 2012 compared with 2011.

Metal sales from continuing operations for 2012 were $4,311.4 million, a 12% increase compared with 2011.  The increase in metal sales was primarily due to higher metal prices realized.  The average realized gold price from continuing operations during 2012 was $1,643 per ounce, an increase of 10% compared with 2011.  During 2012, the price of gold averaged $1,669 per ounce compared with $1,572 per ounce in 2011, an increase of 6%.  The gold hedges that were acquired with the Bema Gold Corporation (“Bema”) acquisition reduced the average price realized by $20 per ounce during 2012.  During 2011, the above mentioned gold hedges reduced the average price realized by $66 per ounce.  The Company had entered into offsetting gold purchase contracts in 2010 and in early 2011 to neutralize the impact of all remaining gold forward sales contracts, resulting in gold production being 100% exposed to the spot gold price subsequent to the dates these purchase contracts were entered into.  During the third quarter of 2011, the Company closed out and early settled all outstanding gold forward sales and purchase contracts. Mark-to-market losses on those gold forward sales contracts incurred up to the dates the offsetting purchase contracts were entered into affected metal sales (and the average realized gold price) up to June 30, 2012. Metal sales during the second half of 2012 were not affected by such losses.

Production cost of sales from continuing operations increased by 20% to $1,850.8 million in 2012 compared with $1,546.1 million during 2011, largely due to an increase in the processing of lower grade ore and higher input costs such as labour, energy and consumables.

During 2012, depreciation, depletion and amortization from continuing operations increased by 21% compared with 2011, primarily due to an increase in gold equivalent ounces sold at Chirano, lower mineral reserves at Chirano as at December 31, 2011, and an increase in the depreciable asset base at Paracatu, offset largely by lower gold equivalent ounces sold at Kupol.

Upon completion of its annual assessment of the carrying value of its cash generating units (“CGU”), the Company recorded after-tax impairment charges aggregating $3,206.1 million, comprised of $3,094.8 million for Tasiast and $111.3 million for Chirano.  The impairment charge at Tasiast included a charge of $2,130.3 million related to goodwill and a charge of $964.5 million related to property, plant and equipment, net of a tax recovery of $321.5 million.  The impairment test for Tasiast was based on a 30,000 tonne per day optimized mill model, compared with the 60,000 tonne per day model used for the 2011 annual impairment test. The resulting non-cash charge was due to a number of factors, including a reduction in the valuation multiple for Tasiast, and industry-wide increases in capital and operating costs. The impairment charge at Chirano related entirely to goodwill.  During 2011, the Company recorded impairment charges relating to goodwill at Tasiast and Chirano of $2,490.1 million and $477.5 million, respectively.

The operating loss from continuing operations was $2,246.6 million compared with an operating loss from continuing operations of $1,575.5 million for 2011.  This change was largely due to the impairment charges noted above and increases in production cost of sales and depreciation, depletion and amortization, partially offset by an increase in metal prices realized.

The net loss from continuing operations attributable to common shareholders for 2012 was $2,548.8 million or $2.24 per share compared with a net loss attributable to common shareholders of $2,093.4 million or $1.84 per share in 2011.  The net loss attributable to common shareholders in 2012 was primarily a result of the operating loss described above.  In addition, other income (expense) changed from income of $101.1 million for 2011 to an expense of $2.2 million for 2012.  The expense in 2012 was primarily due to an impairment charge of $24.3 million related to certain of the Company’s available-for-sale investments, partially offset by net non-hedge derivative gains of $18.0 million due largely to the impact of the fair value adjustments related to the embedded derivatives on the Company’s convertible senior notes and Canadian dollar denominated common share purchase warrants.  Included in other income (expense) in 2011 was a gain on the sale of the Company’s interest in Harry Winston Diamond Corporation (“Harry Winston”) of $30.9 million, net non-hedge derivative gains of $59.1 million due primarily to the impact of the fair value adjustments related to the embedded derivatives on the Company’s convertible senior notes and Canadian dollar denominated common share purchase warrants, and foreign exchange gains of $11.3 million.  Income tax expense during 2012 was $261.5 million compared with $496.8 million during 2011.  Excluding the impact of a remeasurement of the deferred tax liability for 2012, in the amount of $116.5 million, as a result of the increase in the Ghanaian corporate income tax rate from 25% to 35% and the Chilean corporate income tax rate from 17% to 20%, and the impairment charges for 2012 and 2011, the Company’s effective tax rate was 37.8% compared with 35.6% for 2011.  Excluding the impact of these items, the increase in the Company’s effective tax rate was largely due to differences in the level of income in the Company’s operating jurisdictions from one year to the next.

The adjusted net earnings from continuing operations attributable to common shareholders was $879.2 million, or $0.77 per share, for 2012 compared with $850.8 million, or $0.75 per share, for 2011.  The 3% increase in adjusted net earnings from continuing operations attributable to common shareholders was mainly due to an increase in metal prices realized.

Net cash flow of continuing operations provided from operating activities during 2012 was $1,302.9 million compared with $1,378.8 million 2011, with the decrease largely due to less favourable working capital changes in 2012 compared with 2011 and higher exploration and business development expenses, partially offset by an increase in margins (metal sales less production cost of sales) as well as cash payments made during 2011 on the close out and early settlement of derivative instruments, with no such payments made in 2012.

The adjusted operating cash flow from continuing operations during 2012 decreased to $1,527.0 million from $1,561.8 million, mainly due to an increase in exploration and business development expenses.

Consolidated production cost of sales from continuing operations per equivalent ounce sold was 20% higher in 2012 compared with 2011, largely due to an increase in the processing of lower grade ore and increases in labour, energy, consumables and other production costs across the Company’s operations.

On May 29, 2012, Kinross announced that it had entered into a purchase and sale agreement to sell its 50% interest in the Crixás gold mine to a subsidiary of AngloGold Ashanti Ltd. (“AngloGold”).  The sale closed on June 28, 2012 and Crixás has been reclassified as a discontinued operation in the current and comparative periods.  Net earnings from Crixás during 2012 were $43.9 million, inclusive of an after-tax gain on disposal of $33.8 million.

2011 vs. 2010

Kinross’ attributable production from continuing operations increased by 13% in 2011 compared with 2010 due to the inclusion of production from the Tasiast and Chirano mines, which were acquired by the Company from Red Back Mining Inc. (“Red Back”) on September 17, 2010, and the increase in the Company’s interest in Kupol from 75% to 100% on April 27, 2011.  In addition, during 2011 production increased at Maricunga due to higher recoveries, tonnes processed, and grades.  These increases were partially offset by lower production at Paracatu and Kettle-River Buckhorn due to planned lower grades, processing and recoveries, and at Fort Knox and La Coipa due to an increased reliance on lower grade stockpile ore.

Metal sales from continuing operations in 2011 were $3,842.5 million, a 32% increase compared with 2010.  The increase in metal sales during 2011 was attributable to an increase in metal prices realized and higher gold equivalent ounces sold.  The average realized gold price per ounce from continuing operations increased by 26% in 2011 compared with 2010, while gold equivalent ounces sold from continuing operations during 2011 increased to 2,637,601 compared with 2,460,019 in 2010, resulting primarily from the addition of production from Tasiast and Chirano.  During 2011, the Company realized an average gold price of $1,500 per ounce compared to the average spot gold price of $1,572 per ounce.  The variance was primarily due to the gold hedges that were acquired with the Bema acquisition, as they reduced the average price realized by $66 per ounce for the year ended December 31, 2011.  The Company had entered into offsetting gold purchase contracts, in 2010 and in early 2011, to neutralize the impact of all remaining gold forward sales contracts, resulting in gold production being 100% exposed to spot gold price subsequent to the dates these purchase contracts were entered into.  During the third quarter of 2011, the Company closed out and early settled all outstanding gold forward sales and purchase contracts.  Mark-to-market losses on those gold forward sales contracts incurred up to the dates the offsetting purchase contracts were entered into continued to impact metal sales (and the average realized gold price) during 2011 and would continue to do so in the first half of 2012.

Production cost of sales from continuing operations increased by 28% to $1,546.1 million in 2011 compared with $1,211.5 million for 2010.  The increase was primarily due to the addition of the Tasiast and Chirano mines, and higher diesel fuel, labour, power, and contractor costs at Paracatu, Round Mountain, and Kettle River-Buckhorn.

Depreciation, depletion and amortization from continuing operations increased to $564.1 million in 2011 compared with $533.4 million for 2010 due primarily to the addition of Tasiast and Chirano.  Offsetting the increase from Tasiast and Chirano, was a decline in depreciation, depletion and amortization at Fort Knox, Kettle River-Buckhorn, Kupol, La Coipa, and Paracatu due primarily to a decrease in gold ounces sold.

Upon completion of its annual assessment of the carrying value of its cash generating units, the Company recorded impairment charges relating to goodwill at the Tasiast and Chirano sites of $2,490.1 million and $447.5 million, respectively.  The impairment charges were a result of changes in market conditions, including industry-wide increases in capital and operating costs, a decline in industry-wide valuations as at year-end, and the Company’s growing understanding of the Tasiast project parameters, including its analysis of a draft mine plan.

The operating loss from continuing operations in 2011 was reduced by the higher gold equivalent ounces sold and higher realized metal prices in 2011 compared with 2010.

The net loss from continuing operations attributable to common shareholders in 2011 was $2,093.4 million or $1.84 per share compared with net earnings from continuing operations attributable to common shareholders of $735.3 million or $0.89 per share in 2010.  The net loss attributable to common shareholders in 2011 was primarily a result of the operating loss noted above. In 2010, other income included gains of $146.4 million, $95.5 million, and $78.1 million recorded on the Company’s sale of its equity interest in Harry Winston, its interest in Diavik, and sale of one-half of the Company’s interest in Cerro Casale, respectively.  In addition, in 2010, the Company recognized a gain of $209.3 million representing the unrealized increase in fair value of its initial investment in Red Back at the time of the acquisition.

Adjusted net earnings from continuing operations attributable to common shareholders was $850.8 million, or $0.75 per share for 2011, compared with adjusted net earnings from continuing operations attributable to common shareholders of $460.7 million, or $0.56 per share, for 2010.

Net operating cash flows from continuing operations were $1,378.8 million compared with $957.3 million for 2010.  Operating cash flows for 2011 were positively affected by higher metal prices realized compared to 2010.  This increase was partially offset by cash payments on the close out and early settlement of derivative instruments acquired with the Bema acquisition.

The adjusted operating cash flow from continuing operations in 2011 was $1,561.8 million compared with $1,066.8 million for 2010, primarily due to higher gold equivalent ounces sold and higher realized gold prices in 2011 compared with 2010.

Mineral Reserves1

Kinross’ total estimated proven and probable mineral reserves at year-end 2012 were approximately 59.6 million ounces of gold, a net decrease of approximately 3.0 million ounces compared with year-end 2011.  The net year-over-year decrease in gold reserve estimates was primarily due to production depletion and the impact of cost and price assumptions.  The gold price assumption used was $1,200 per ounce, consistent with the price used in the 2011 gold reserve estimate.  Notable changes by site included approximate reductions of 1.6 million gold ounces at Maricunga, 0.7 million ounces at Fort Knox, and 0.6 million ounces at Kupol, partially offset by approximate additions of 0.6 million ounces at Paracatu and 0.5 million gold ounces at Tasiast.

Proven and probable silver reserves at year-end 2012 were estimated at 68.2 million ounces, a net decrease of 16.6 million ounces compared with year-end 2011, primarily the result of depletion of 8.9 million ounces at La Coipa and 7.3 million ounces at Kupol.

Proven and probable copper reserves at year-end 2012 were estimated at 1.4 billion pounds, unchanged from year-end 2011.

1 For details concerning mineral reserve and mineral resource estimates refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's press release filed with Canadian and U.S. regulators on February 13, 2013.

2. IMPACT OF KEY ECONOMIC TRENDS

Price of Gold – Five Year Price Performance

Gold Price History
USD per Ounce
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13

Source: Bloomberg

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold.  Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control.  Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations.  During 2012 the price of gold fluctuated between a low of $1,527 per ounce in May to a high of $1,796 per ounce in October.  The average price for the year based on the London Bullion Market Association PM Fix was $1,669 per ounce, a $97 increase over the 2011 average price of $1,572 per ounce.  The major influences on the gold price during 2012 included strong investment/bar hoarding demand and continued official sector purchases, offset by weaker jewelry and fabrication demand.  In addition, the gold price was also affected by continuing uncertainty relating to the global economy, particularly in regards to European sovereign debt, the slowing of the Chinese economy, and the United States Federal Reserve’s quantitative easing program.

Source: London Bullion Marketing Association London PM Fix, Bloomberg, GFMS, Company records

Gold Supply and Demand Fundamentals

Gold Supply
Tonnes
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2008
2009
2010
2011
2012E
Mine production
Official sector sales
Recycled gold
Producer hedging

Source: GFMS Gold Survey 2012

Total gold supply decreased a modest 0.7% in 2012 relative to 2011, with global gold mine production increasing 0.2% and recycled gold decreasing 1.6%.  Mine production and recycled gold have been the dominant sources of gold supply, and in 2012 they represented approximately 63% and 37% of total supply, respectively.

Overall, the limited supply of gold to the market has been a positive influence on the price of gold, as the growth in both mine production and recycled gold has levelled off.  For the third year in a row, central banks have not been a source of supply to the market, but have rather been net buyers, as noted below.

Gold Demand
Tonnes
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2008
2009
2010
2011
2012E
Fabrication/jewelry
Official sector purchases
Bar hoarding
Producer dehedging
Net investment

Source: GFMS 2012 Gold Survey

Overall demand marginally decreased by approximately 0.7% in 2012 relative to 2011.  With gold prices increasing, particularly in many of the traditional gold market currencies such as the Indian rupee, fabrication demand is estimated to have decreased by 5.3% in 2012 relative to 2011.  The decrease largely occurred in India, Europe, the United States, and the Middle-East.  Bar hoarding and implied net investment demand grew by approximately 1.2% in 2012, while net producer de-hedging contributed a small 20 tonnes of demand.  Central banks, which had been net sellers of gold for several years until they became net buyers in 2010, continued to increase purchases which were up 17.3% in 2012 compared to 2011.  This was primarily driven by very low sales by signatories to the Central Bank Gold Agreement and continued buying by central banks outside of the Central Bank Gold Agreement in order to diversify their foreign exchange holdings.

If gold prices continue to increase, and the global economy continues to experience an economic slowdown caused by the European sovereign debt crisis and the slowing of the Chinese economy, growth in fabrication and jewelry demand may be affected in the coming year.

The Company generally has a ‘‘no gold hedge’’ policy.  However, the Company may acquire gold and/or silver hedge or derivative product obligations as a result of an acquisition or under financing arrangements.  A hedge program can protect the Company against future declines in price and may result in the Company not fully benefiting from future price increases.

Kinross' Realized Gold Price VS Average PM Fix
U.S.$ per Ounce
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
high
low
average
realized

Source: London Bullion Marketing Association London PM Fix

During 2012, the Company realized an average gold price of $1,643 per ounce compared to the average spot gold price of $1,669 per ounce.

The variance was primarily due to gold hedges that were acquired with the Bema acquisition, as they reduced the average price realized by $20 per ounce for the year ended December 31, 2012.  The Company entered into offsetting gold purchase contracts in 2010 and in early 2011 to neutralize the impact of all remaining gold forward sales contracts, resulting in gold production being 100% exposed to spot gold price subsequent to dates these purchase contracts were entered into.  During the third quarter of 2011, the Company closed out and early settled all outstanding gold forward sales and purchase contracts.  Mark-to-market losses on those gold forward sales contracts incurred up to the dates the offsetting purchase contracts were entered into continued to impact metal sales (and the average realized gold price) during 2011 and up to June 30, 2012.

Inflationary Cost Pressures

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general.  Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations.  The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations have experienced modest increases in fuel costs in 2012, reflecting global oil and fuel price increases that occurred during the same period.  Kinross continues to actively manage its exposure to energy costs by entering into various hedge positions – refer to Section 6 Liquidity and Capital Resources for details.

West Texas Intermediate Crude Oil Price History
USD per Barrel
$160
$140
$120
$100
$80
$60
$40
$20
$0
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13

Source: Bloomberg

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity.

Currency Fluctuations

Source: Bloomberg

At the Company’s non-U.S. mining operations and exploration activities, which are located in Brazil, Chile, Ecuador, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies.  Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen.  These currencies were subject to high market volatility over the course of the year.  Approximately 75% of the Company’s expected attributable production in 2013 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements.  In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 Liquidity and Capital Resources for details.

3. OUTLOOK

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A and the risk factors set out in Section 10 – Risk Analysis.

Unless otherwise stated "attributable" production includes only Kinross' share of Chirano production (90%).  Production cost of sales per attributable gold equivalent ounce is defined as production cost of sales as per the consolidated financial statements divided by the number of gold equivalent ounces sold, reduced for Chirano (10%) sales attributable to third parties.

Approximately 60%-70% of the Company’s costs are denominated in US dollars.

A 10% change in foreign exchange could result in an approximate $9 impact in production cost per ounce2.

A $10 per barrel change in the price of oil could result in an approximate $2 impact on production cost per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on production cost of sales per ounce.

In 2013, Kinross expects to produce approximately 2.4 to 2.6 million gold equivalent ounces from its current operations.  Production cost of sales per gold equivalent ounce is expected to be in the range of $740 to $790 for 2013.

On a by-product accounting basis, Kinross expects to produce 2.3 to 2.4 million ounces of gold and 6.5 to 7.5 million ounces of silver at an average production cost of sales per gold ounce of approximately $690 to $740.

The Company is part of a World Gold Council (“WGC”) process that is seeking industry consensus on adopting formal guidelines for reporting all-in costs associated with producing gold. To provide more information on its costs as the WGC process continues, Kinross is independently reporting an all-in sustaining cost that is defined as the sum of: production cost of sales; silver by-product credits; general and administrative expenses; sustaining business development and exploration costs; sustaining capital (including related capitalized interest); and a portion of other operating costs. Based on this definition, the Company has forecast an all-in sustaining cost of $1,100-$1,200 per gold ounce sold on a by-product basis for full-year 2013.

Material assumptions used to forecast 2013 production costs are: a gold price of $1,600 per ounce, a silver price of $30 per ounce, an oil price of $90 per barrel, and foreign exchange rates of 2.05 Brazilian reais to the U.S. dollar, 1.00 Canadian dollar to the U.S. dollar, 32 Russian roubles to the U.S. dollar, 475 Chilean pesos to the U.S. dollar, 2.00 Ghanaian cedi to the U.S. dollar, 290 Mauritanian ouguiya to the U.S. dollar, and 1.25 U.S. dollars to the Euro.  Taking into account existing currency and oil hedges respectively, a 10% change in foreign currency exchange rates would be expected to result in an approximate $9 impact on our production cost of sales per ounce, a $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on our production costs per ounce, and a $100 change in the price of gold would be expected to result in an approximate $3 impact on our production costs per ounce as a result of a change in royalties.

Capital expenditures for 2013 are forecast to be approximately $1.6 billion. Of this amount, capital expenditures at existing operations are expected to be approximately $760 million.  Capital expenditures related to growth projects, primarily for Tasiast, are expected to be approximately $750 million with the remaining balance of approximately $90 million related to capitalized interest and capitalized exploration.

The 2013 forecast for exploration and business development expenses is approximately $210 million, of which $160 million is forecast for exploration.  Capitalized exploration is forecast to be $10 million, for total 2013 forecast exploration expenditures of $170 million.

Other operating costs for 2013 are forecast to be $90 million, of which $45 million are costs related to the Tasiast expansion that cannot be capitalized and $30 million are related to La Coipa. General and administrative expense is forecast to be approximately $180 million.  Included in the expenses listed above is approximately $45 million related to equity-based compensation.

The Company’s tax rate in 2013 is forecast to be in the range of 33% to 39% and depreciation, depletion and amortization is forecast to be approximately $300 per gold equivalent ounce.

2 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

4. PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast expansion project

As previously disclosed, Kinross expects to complete a pre-feasibility study (PFS) for construction of a mid-sized CIL mill in the 30,000 tonne per day (tpd) range in the first quarter of 2013. The Company has made the decision not to proceed with further study or implementation of a 60,000 tpd mill option. Work to date on the PFS suggests that while a smaller mill would result in lower annual production than the 60,000 tpd option, it would reduce capital requirements and execution risk, provide improved per ounce margins and cash flow, and preserve future optionality and expandability. The Company expects to release the results of the PFS in April.

Work continues on building basic infrastructure improvements at Tasiast, as the new tailings pumping system, West Branch dump leach pads, interim water supply and other non-process buildings were brought into operation during the quarter. Work is nearing completion on the permanent camp and work is progressing well on the power station, truck shop and other facilities. Permitting, engineering and bidding for a permanent seawater supply system is progressing as expected.

Dvoinoye

Construction at Dvoinoye made good progress through the fourth quarter of 2012. The project remains on schedule and on budget and is expected to commence full production in 2013. As scheduled, the first shipment of ore to Kupol is expected in the second half of the year.

Underground development for the quarter is progressing ahead of plan, with 5,524 metres of development completed at year-end and the installation of the permanent main ventilation fans. Construction of the surface infrastructure and facilities is approximately 60% complete. All necessary permits for the current scope of underground development and construction activities are in place, including approval for the mine design. Procurement and engineering activities for all remaining work are proceeding as expected.

Fruta del Norte

The Company and the Government of Ecuador continue to make progress on negotiating the terms and conditions of the exploitation and investment protection agreements and have reached conceptual understanding in a number of key areas.

Under current arrangements with the government, the parties remain in the economic evaluation phase until August 1, 2013, during which time the objective is to reach agreement on the terms and conditions of both the exploitation and investment protection agreements.

The Government of Ecuador has the discretion to provide an extension of the economic evaluation phase up to 1.5 years beyond August 1, 2013 if the parties have not signed the agreements by that date.  Alternatively, the parties may jointly declare a phase change from economic evaluation to exploitation, which requires completing and signing the exploitation agreement within the first six months of the commencement of this phase.  It remains Kinross' position that an investment protection agreement be signed at the same time as the exploitation agreement.

While the parties are working collaboratively to meet this deadline, there is no guarantee that further extensions will be granted by the government, or that mutually acceptable exploitation and investment protection agreements will be reached prior to August 1, 2013, or within the first six months of the above-noted phase change.  In such circumstances, the Company may be required to forfeit the La Zarza (Fruta del Norte) concession and related project infrastructure to the government.

The Company understands that various legislative proposals to enhance the fiscal and legal mining regime in Ecuador (including the windfall profits tax) remain under consideration by the government.

Recent transactions

Completion of term loan and increase in revolving credit facility

On August 17, 2012, Kinross completed a three-year, $1,000.0 million term loan that will mature on August 10, 2015, and has no mandatory amortization payments. Kinross also announced that it amended its unsecured revolving credit facility to increase available credit to $1.5 billion from $1.2 billion, and extended the term to August 10, 2017 from March 31, 2015.

Sale of Crixás

In line with Kinross’ strategy of portfolio optimization and focusing its resources on the Company’s core operations, the Company announced on May 29, 2012, that it had, through one of its subsidiaries, entered into a purchase and sale agreement to sell its 50% interest in the Crixás gold mine to a subsidiary of AngloGold.  The transaction closed on June 28, 2012, and Kinross received gross proceeds of $220.0 million, and recognized an after-tax gain on disposal of $33.8 million in the second quarter of 2012.

Other Developments

Executive appointments

Kinross appointed J. Paul Rollinson as Chief Executive Officer and a member of the Board of Directors, effective August 1, 2012.  Mr. Rollinson replaced Tye W. Burt.

Kinross appointed Brant Hinze as President and Chief Operating Officer and Geoffrey P. Gold as Executive Vice-President, Corporate Development and Chief Legal Officer, effective August 9, 2012.

The Company appointed Tony S. Giardini as Executive Vice-President and Chief Financial Officer, effective December 1, 2012.  Mr. Giardini replaced Paul H. Barry.

Board of Directors update

George F. Michals retired from the Kinross Board of Directors.  Mr. Michals served on the Kinross Board since 2003.

5. CONSOLIDATE RESULTS OF OPERATIONS

	Years ended December 31,			2012 vs 2011		2011 vs 2010
(in millions, except ounces and gold price)	2012	2011	2010	Change	% Change(e)	Change	% Change(e)
Operating Statistics
Total gold equivalent ounces (a),(d)
Produced (b)	2,678,131	2,702,573	2,527,695	(24,442)	(1%)	174,878	7%
Sold (b)	2,654,107	2,701,358	2,537,175	(47,251)	(2%)	164,183	6%

Gold equivalent ounces from continuing operations (a),(c)
Produced (b)	2,647,137	2,635,990	2,452,918	11,147	0%	183,072	7%
Sold (b)	2,621,343	2,637,601	2,460,019	(16,258)	(1%)	177,582	7%

Total attributable gold equivalent ounces (a), (d)
Produced (c)	2,648,807	2,610,373	2,334,104	38,434	1%	276,269	12%
Sold (c)	2,624,242	2,611,287	2,343,505	12,955	0%	267,782	11%

Attributable gold equivalent ounces from continuing operations (a),(c)
Produced (b)	2,617,813	2,543,790	2,259,327	74,023	3%	284,463	13%
Sold (b)	2,591,478	2,547,530	2,266,349	43,948	2%	281,181	12%

Gold ounces - sold from continuing operations (c)	2,421,447	2,362,268	2,274,957	59,179	3%	87,311	4%
Silver ounces - sold from continuing operations (000's) (c)	10,717	12,142	11,272	(1,425)	(12%)	870	8%
Average realized gold price ($/ounce) from continuing operations (c)	$1,643	$1,500	$1,189	$143	10%	$311	26%

Financial Data from Continuing Operations (c)
Metal sales	$4,311.4	$3,842.5	$2,915.4	$468.9	12%	$927.1	32%
Production cost of sales	$1,850.8	$1,546.1	$1,211.5	$304.7	20%	$334.6	28%
Depreciation, depletion and amortization	$681.2	$564.1	$533.4	$117.1	21%	$30.7	6%
Impairment charges	$3,527.6	$2,937.6	$-	$590.0	20%	$2,937.6	nm
Operating earnings (loss)	$(2,246.6)	$(1,575.5)	$610.2	$(671.1)	(43%)	$(2,185.7)	nm
Net earnings (loss) from continuing operations attributable to common shareholders	$(2,548.8)	$(2,093.4)	$735.3	$(455.4)	(22%)	$(2,828.7)	nm

(a)	Total includes 100% of Kupol and Chirano production. "Attributable" includes Kinross' share of Kupol (75% up to April 27, 2011, 100% thereafter) and Chirano (90%) production.
(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2012 - 53.56:1, 2011 - 44.65:1, and 2010 - 60.87:1.

(c)	The comparative figures have been recast to exclude Crixás' results due to its disposal on June 28, 2012.
(d)	The total gold equivalent ounces and total attributable gold equivalent ounces include Crixás up to June 28, 2012.
(e) "nm" means not meaningful.

Operating Earnings (Loss) by Segment

	Years ended December 31,			2012 vs 2011		2011 vs 2010
(in millions)	2012	2011	2010	Change	% Change(d)	Change	% Change(d)
Operating segments (c)
Fort Knox	$260.9	$189.1	$178.4	$71.8	38%	$10.7	6%
Round Mountain	151.2	135.6	91.7	15.6	12%	43.9	48%
Kettle River-Buckhorn	90.2	115.1	79.6	(24.9)	(22%)	35.5	45%
Kupol	495.5	379.8	386.8	115.7	30%	(7.0)	(2%)
Paracatu	284.2	316.1	271.1	(31.9)	(10%)	45.0	17%
La Coipa	67.8	67.9	67.1	(0.1)	(0%)	0.8	1%
Maricunga	178.9	239.2	54.7	(60.3)	(25%)	184.5	nm
Tasiast (a)	(3,466.8)	(2,420.0)	(14.5)	(1,046.8)	(43%)	(2,405.5)	nm
Chirano (a)	(8.3)	(316.6)	16.1	308.3	97%	(332.7)	nm
Non-operating segments
Fruta del Norte	(6.9)	(4.1)	(293.4)	(2.8)	(68%)	289.3	99%
Corporate and Other (b)	(293.3)	(277.6)	(227.4)	(15.7)	(6%)	(50.2)	(22%)
Total	$(2,246.6)	$(1,575.5)	$610.2	$(671.1)	(43%)	$(2,185.7)	nm
Discontinued operation
Crixás	$16.6	$33.0	$38.7	$(16.4)	(50%)	$(5.7)	(15%)

(a)	The Tasiast and Chirano mines were acquired with the acquisition of Red Back on September 17, 2010.
(b)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (Lobo-Marte and White Gold).

(c)	Crixás' results for the current and prior periods are excluded due to its disposal on June 28, 2012.
(d) "nm" means not meaningful.

Mining operations

Fort Knox (100% ownership and operator) – USA

	Years ended December 31,
	2012	2011	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	25,937	8,036	17,901	223%
Tonnes processed (000's) (a)	43,153	31,078	12,075	39%
Grade (grams/tonne)(b)	0.69	0.56	0.13	23%
Recovery(b)	84.0%	78.1%	5.9%	8%
Gold equivalent ounces:
Produced	359,948	289,794	70,154	24%
Sold	333,438	287,519	45,919	16%

Financial Data (in millions)
Metal sales	$556.3	$454.0	$102.3	23%
Production cost of sales	221.2	199.1	22.1	11%
Depreciation, depletion and amortization	66.8	57.6	9.2	16%
	268.3	197.3	71.0	36%
Exploration and business development	7.4	6.9	0.5	7%
Other	-	1.3	(1.3)	(100%)
Segment operating earnings	$260.9	$189.1	$71.8	38%

(a)	Includes 29,950,000 tonnes placed on the heap leach pad during 2012 compared with 17,575,000 tonnes placed on the heap leach pad during 2011.
(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.31 grams per tonne during 2012 and 0.33 grams per tonne during 2011. Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998.

2012 vs. 2011

Tonnes of ore mined increased to 25,937,000 in 2012 from 8,036,000 in 2011 due to planned mine sequencing.  Tonnes of ore processed in 2012 increased by 39% compared with 2011, mainly due to an increase in tonnage placed on the heap leach pads.  Mill grades in 2012 were higher by 23% compared with 2011 due to planned mine sequencing, which involved more higher grade pit ore being processed through the mill compared with lower grade stockpiled ore.  Mill recoveries increased by 8% in 2012 compared with 2011 due to several initiatives undertaken by management during the first quarter of 2012, including water and reagent management. Gold equivalent ounces produced increased by 24% compared with 2011, mainly due to an increase in tonnes processed, and higher mill grades and recoveries, offset partially by a slightly lower average grade of ore placed on the heap leach pads.

Metal sales were 23% higher in 2012 compared with 2011.  The increase in gold equivalent ounces sold accounted for 71% of the $102.3 million increase, with the remainder attributable to an increase in metal prices realized.  Production cost of sales increased by 11% compared with 2011, primarily due to an increase in gold equivalent ounces sold and higher labour, fuel and energy costs.  Depreciation, depletion and amortization were 16% higher in 2012, largely due to an increase in gold equivalent ounces sold in 2012 and an increase in the depreciable asset base, offset partially by an increase in mineral reserves at December 31, 2011.

Round Mountain (50% ownership and operator; Barrick 50% ownership) – USA

	Years ended December 31,
	2012	2011	Change	% Change
Operating Statistics
Tonnes ore mined (000's)(a)	20,622	27,334	(6,712)	(25%)
Tonnes processed (000's)(a), (b)	20,670	26,034	(5,364)	(21%)
Grade (grams/tonne)(b)	0.78	0.96	(0.18)	(19%)
Recovery (b)	73.2%	75.4%	(2.2%)	(3%)
Gold equivalent ounces:
Produced	192,330	187,444	4,886	3%
Sold	190,592	185,385	5,207	3%

Financial Data (in millions)
Metal sales	$317.2	$295.0	$22.2	8%
Production cost of sales	136.7	129.2	7.5	6%
Depreciation, depletion and amortization	28.2	28.7	(0.5)	(2%)
	152.3	137.1	15.2	11%
Exploration and business development	1.1	0.6	0.5	83%
Other	-	0.9	(0.9)	(100%)
Segment operating earnings	$151.2	$135.6	$15.6	12%

(a)
Tonnes of ore mined/processed represent 100% of operations. Includes 17,044,000 tonnes placed on the heap leach pad during 2012 compared with 23,192,000 tonnes placed on the heap leach pad during 2011.

(b)
Ore placed on the heap leach pad had an average grade of 0.43 grams per tonne during 2012 compared with 0.45 grams per tonne during 2011. Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. ("Echo Bay") on January 31, 2003.

2012 vs. 2011

Tonnes of ore mined decreased by 25% compared with 2011 due to planned mine sequencing.  Tonnes of ore processed were 21% lower in 2012 compared with 2011 due to a decline in tonnes of ore mined, which resulted in less tonnage being placed on the heap leach pads, offset partially by an increase in mill throughput.  Mill and heap leach grades were lower in 2012 compared with 2011 due to planned mine sequencing.  During 2012, gold equivalent ounces produced and sold were 3% higher compared with 2011, primarily due to improved leach performance, partially offset by a decrease in tonnes processed and lower gold grades.

Metal sales were 8% higher in 2012 compared with 2011 due to higher metal prices realized and an increase in gold equivalent ounces sold.  Production cost of sales increased by 6% compared with 2011, primarily due to an increase in gold equivalent ounces sold, and higher labour, reagent, and royalty costs, offset partially by lower contractor costs.  Depreciation, depletion and amortization were 2% lower than in 2011, primarily due to an increase in mineral reserves at December 31, 2011, offset partially by an increase in gold equivalent ounces sold.

Kettle River–Buckhorn (100% ownership and operator) – USA

	Years ended December 31,
	2012	2011	Change	% Change (a)
Operating Statistics
Tonnes ore mined (000's)	386	450	(64)	(14%)
Tonnes processed (000's)	405	443	(38)	(9%)
Grade (grams/tonne)	13.27	13.77	(0.50)	(4%)
Recovery	92.1%	89.2%	2.9%	3%
Gold equivalent ounces:
Produced	156,093	175,292	(19,199)	(11%)
Sold	156,966	178,269	(21,303)	(12%)

Financial Data (in millions)
Metal sales	$260.1	$279.4	$(19.3)	(7%)
Production cost of sales	75.6	74.9	0.7	1%
Depreciation, depletion and amortization	73.9	80.9	(7.0)	(9%)
	110.6	123.6	(13.0)	(11%)
Exploration and business development	18.0	8.9	9.1	102%
Other	2.4	(0.4)	2.8	nm
Segment operating earnings	$90.2	$115.1	$(24.9)	(22%)

(a) "nm" means not meaningful.

The Kettle River–Buckhorn properties are located in Ferry County in the State of Washington.  Kinross acquired Kettle River through the acquisition of Echo Bay on January 31, 2003.

2012 vs. 2011

During 2012 tonnes of ore mined and processed declined by 14% and 9%, respectively, compared with 2011 due to planned mine sequencing.  Grades declined by 4% compared with 2011, also due to planned mine sequencing.  Recoveries increased by 3% compared with 2011 as a result of flotation optimization.  Gold equivalent ounces produced and sold were 11% and 12% lower, respectively, compared with 2011, primarily due to lower tonnes processed and gold grades, offset partially by higher recoveries.  Gold equivalent ounces sold in 2012 exceeded production due to timing of shipments.

Metal sales declined by 7% in 2012 compared with the same period in 2011, due to the decrease in gold equivalent ounces sold, partially offset by an increase in metal prices realized.  Production cost of sales increased by 1% compared with 2011, primarily due to increases in labour and reagent costs as a result of processing lower grade ore, offset largely by lower gold equivalent ounces sold.  Depreciation, depletion and amortization were lower by 9% compared with 2011, primarily due to the decrease in gold equivalent ounces sold.

Kupol (100% ownership and operator) – Russian Federation (a)

	Years ended December 31,
	2012	2011	Change	% Change (d)
Operating Statistics
Tonnes ore mined (000's) (b)	1,260	1,287	(27)	(2%)
Tonnes processed (000's) (b)	1,299	1,238	61	5%
Grade (grams/tonne):
Gold	12.06	13.37	(1.31)	(10%)
Silver	169.59	195.31	(25.72)	(13%)
Recovery:
Gold	93.5%	93.8%	(0.3%)	(0%)
Silver	85.4%	83.9%	1.5%	2%
Gold equivalent ounces: (b),(c)
Produced	578,252	653,063	(74,811)	(11%)
Sold	578,235	655,325	(77,090)	(12%)
Silver ounces: (b)
Produced (000's)	6,032	6,590	(558)	(8%)
Sold (000's)	6,038	6,740	(702)	(10%)

Financial Data (in millions)
Metal sales	$ 910.3	$ 761.1	$ 149.2	20%
Production cost of sales	272.9	247.8	25.1	10%
Depreciation, depletion and amortization	107.7	123.5	(15.8)	(13%)
	529.7	389.8	139.9	36%
Exploration and business development	27.5	8.9	18.6	209%
Other	6.7	1.1	5.6	nm
Segment operating earnings	$ 495.5	$ 379.8	$ 115.7	30%

(a)	As of April 27, 2011, Kinross increased its ownership in Kupol from 75% to 100%.
(b)	Tonnes of ore mined/processed, production and sales represents 100%.
(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2012 - 53.56:1, 2011 - 44.65:1.

(d) "nm" means not meaningful.

The Company acquired a 75% interest in the Kupol project in Far Eastern Russia on February 27, 2007 through the acquisition of Bema. The remaining 25% interest was acquired from the State Unitary Enterprise of the Chukotka Autonomous Okrug on April 27, 2011.

2012 vs. 2011

Tonnes of ore mined were 2% lower compared with 2011 due to the completion of open pit mining in 2011. Tonnes of ore processed increased by 5% compared with 2011 due to higher mill throughput. Gold and silver grades decreased by 10% and 13%, respectively, compared with 2011 consistent with plan.  Gold equivalent ounces produced were 11% lower compared with 2011, largely due to lower grades, lower silver production and a less favourable gold equivalent ratio, offset partially by higher tonnes processed.

Metal sales were higher by 20% compared with 2011 due to higher metal prices realized, partially offset by the lower gold equivalent ounces sold.  Metal prices realized were lower in 2011 due to the impact of gold hedges that were acquired with the Bema acquisition.  Production cost of sales increased by 10% compared with 2011, largely due to higher unit costs associated with processing lower grade ore and higher input costs relating to labour and diesel, partially offset by a decrease in gold equivalent ounces sold.  Depreciation, depletion and amortization were 13% lower compared with 2011 due largely to a decrease in gold equivalent ounces sold.

Paracatu (100% ownership and operator) – Brazil

	Years ended December 31,
	2012	2011	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	55,000	44,434	10,566	24%
Tonnes processed (000's)	52,976	44,532	8,444	19%
Grade (grams/tonne)	0.38	0.42	(0.04)	(10%)
Recovery	72.7%	75.2%	(2.5%)	(3%)
Gold equivalent ounces:
Produced	466,709	453,396	13,313	3%
Sold	471,387	449,605	21,782	5%

Financial Data (in millions)
Metal sales	$785.1	$709.7	$75.4	11%
Production cost of sales	415.4	323.9	91.5	28%
Depreciation, depletion and amortization	85.3	60.7	24.6	41%
	284.4	325.1	(40.7)	(13%)
Exploration and business development	0.2	0.1	0.1	100%
Other	-	8.9	(8.9)	(100%)
Segment operating earnings	$284.2	$316.1	$(31.9)	(10%)

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, in the acquisition of TVX Gold Inc. (“TVX”) on January 31, 2003. On December 31, 2004, the Company purchased the remaining 51% of Paracatu from Rio Tinto Plc.

2012 vs. 2011

Tonnes of ore mined were higher by 24% compared with 2011 due to mine sequencing and increased availability of mining equipment.  During 2012 tonnes processed were higher by 19% compared with 2011, mainly due to the increased processing capacity provided by the third ball mill and more favourable weather conditions.  Grades were lower by 10% compared with 2011 due to planned mine sequencing.  Recoveries were 3% lower compared with 2011, mainly due to the decline in gold grades and delays experienced in the desulphurization and flash flotation process.  Gold equivalent ounces produced were 3% higher compared with 2011, primarily due to an increase in tonnes processed, partially offset by a decline in grades and recoveries.  Gold equivalent ounces sold in 2012 exceeded production due to timing of shipments.

In 2012, metal sales increased by 11% compared with 2011 due to an increase in metal prices realized and higher gold equivalent ounces sold.  During 2012 production cost of sales increased by 28% compared with 2011, primarily due to lower grades and recoveries, higher labour, consumable, and energy costs and an increase in gold equivalent ounces sold, offset partially by a decrease in contractor costs.  Depreciation, depletion and amortization were 41% higher compared with 2011, largely due to an increase in the depreciable asset base.

La Coipa (100% ownership and operator) – Chile

	Years ended December 31,
	2012	2011	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	2,989	2,137	852	40%
Tonnes processed (000's)	5,441	4,278	1,163	27%
Grade (grams/tonne):
Gold	0.75	0.71	0.04	6%
Silver	46.33	64.02	(17.69)	(28%)
Recovery:
Gold	80.6%	78.7%	1.9%	2%
Silver	47.8%	51.2%	(3.4%)	(7%)
Gold equivalent ounces: (a)
Produced	178,867	178,287	580	0%
Sold	175,212	191,032	(15,820)	(8%)
Silver ounces:
Produced (000's)	3,882	4,520	(638)	(14%)
Sold (000's)	3,920	4,760	(840)	(18%)

Financial Data (in millions)
Metal sales	$ 292.7	$ 255.4	$ 37.3	15%
Production cost of sales	169.2	145.5	23.7	16%
Depreciation, depletion and amortization	49.7	28.5	21.2	74%
	73.8	81.4	(7.6)	(9%)
Exploration and business development	5.6	9.2	(3.6)	(39%)
Other	0.4	4.3	(3.9)	(91%)
Segment operating earnings	$ 67.8	$ 67.9	$ (0.1)	(0%)

(a)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2012 - 53.56:1, 2011 - 44.65:1.

The Company acquired its original 50% ownership interest in the La Coipa open pit mine in the acquisition of TVX on January 31, 2003.  On December 21, 2007 the Company completed an asset Purchase and Sale Agreement with Goldcorp whereby the interests in two Canadian mines were sold and the remaining 50% interest in La Coipa was acquired.  Included in the results of La Coipa is its 65% interest in the Puren deposit.

2012 vs. 2011

Tonnes of ore mined increased by 40% compared with 2011 due to mine sequencing.  Tonnes of ore processed were higher by 27% compared with 2011, primarily due to planned reliance on stockpiled ore, which led to grade and recovery variances.  Gold equivalent ounces produced in 2012 were in line with 2011, primarily due to an increase in tonnes processed and higher gold grades, offset largely by lower silver grades and recoveries, and a less favourable gold equivalent ratio.  Gold equivalent ounces sold decreased by 8% compared with 2011, largely due to the timing of shipments in 2011.  In 2011, gold equivalent ounces sold exceeded production as shipments produced in 2010 were sold during 2011.

Metal sales were 15% higher compared with 2011 due to an increase in metal prices realized, partially offset by a decrease in gold equivalent ounces sold.  In addition, during 2011, metal prices realized were lower due to the impact of the Company’s silver hedges related to production at the Puren deposit.  No such contracts existed during 2012.  Production cost of sales increased by 16%, largely due to lower silver grades and recoveries, higher input costs relating to maintenance, labour and power, partially offset by the decline in gold equivalent ounces sold.  Depreciation, depletion and amortization increased by 74% compared with 2011, primarily due to a decline in mineral reserves at December 31, 2011 and an increase in the depreciable asset base, partially offset by a decrease in the gold equivalent ounces sold.

Maricunga (100% ownership and operator) – Chile

	Years ended December 31,
	2012	2011	Change	% Change(b)
Operating Statistics (a)
Tonnes ore mined (000's)	18,412	15,394	3,018	20%
Tonnes processed (000's)	15,193	15,258	(65)	(0%)
Grade (grams/tonne)	0.64	0.82	(0.18)	(22%)
Gold equivalent ounces:
Produced	236,369	236,249	120	0%
Sold	237,294	230,828	6,466	3%

Financial Data (in millions)
Metal sales	$ 395.0	$ 364.7	$ 30.3	8%
Production cost of sales	184.8	105.5	79.3	75%
Depreciation, depletion and amortization	22.1	19.2	2.9	15%
	188.1	240.0	(51.9)	(22%)
Exploration and business development	0.8	0.3	0.5	167%
Other	8.4	0.5	7.9	nm
Segment operating earnings	$ 178.9	$ 239.2	$ (60.3)	(25%)

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b) "nm" means not meaningful.

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998. On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga through the acquisition of Bema.

2012 vs. 2011

Tonnes of ore mined were 20% higher compared with 2011 due to mine sequencing.  Gold equivalent ounces produced were in line with 2011, primarily due to improved metallurgical release, offset largely by the planned decline in gold grades.  During 2012, gold equivalent ounces sold exceeded production due to timing of shipments.

Metal sales increased by 8% compared with 2011 due to higher metal prices realized and an increase in gold equivalent ounces sold.  Production cost of sales were 75% higher compared with 2011 due to lower grades, higher labour cost and increased consumables to draw additional ounces out of the heap leach pad.  During 2012, depreciation, depletion and amortization were 15% higher compared with 2011, largely due to an increase in the depreciable asset base and an increase in the gold equivalent ounces sold.

Tasiast (100% ownership and operator) – Mauritania

	Years ended December 31,
	2012	2011	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	23,578	11,836	11,742	99%
Tonnes processed (000's) (a)	13,600	11,454	2,146	19%
Grade (grams/tonne) (b)	1.57	2.02	(0.45)	(22%)
Recovery (b)	89.0%	88.4%	0.6%	1%
Gold equivalent ounces:
Produced	185,334	200,619	(15,285)	(8%)
Sold	179,568	196,961	(17,393)	(9%)

Financial Data (in millions)
Metal sales	$ 297.0	$ 308.9	$ (11.9)	(4%)
Production cost of sales	159.7	138.2	21.5	16%
Depreciation, depletion and amortization	75.4	63.5	11.9	19%
Impairment charges	3,416.3	2,490.1	926.2	37%
	(3,354.4)	(2,382.9)	(971.5)	(41%)
Exploration and business development	74.6	24.8	49.8	201%
Other	37.8	12.3	25.5	207%
Segment operating loss	$ (3,466.8)	$ (2,420.0)	$ (1,046.8)	(43%)

(a)	Includes 11,047,000 tonnes placed on the dump leach pad during 2012 compared with 8,845,000 tonnes placed on the dump leach pad during 2011.
(b)
Amount represents mill grade and recovery only. Ore placed on the dump leach pad had an average grade of 0.53 grams per tonne during 2012 and 0.59 grams per tonne during 2011. Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

Tonnes of ore mined increased by 99% compared with 2011 due to increased mining activity and equipment required to access the main West Branch ore body.  During 2012, tonnes of ore processed were 19% higher compared with 2011, largely due to an increase in tonnes placed on the dump leach pad.  Gold grades declined by 22% compared with 2011, primarily due to variability in the gold grades encountered in the Piment zone.  Gold equivalent ounces produced were lower by 8% compared with 2011, primarily due to lower gold grades and lower mill tonnes processed, as a result of ore hardness, partially offset by an increase in tonnes delivered to the dump leach pad and the impact of the Adsorption, Desorption and Refining plant, which was commissioned during the year.

During 2012, metal sales decreased by 4% compared with 2011 due to a decline in gold equivalent ounces sold, partially offset by an increase in metal prices realized.  Production cost of sales increased by 16% compared with 2011 due to lower grades, higher labour, maintenance, consumable and energy costs associated with increased mining activity and the overall expansion of the site.  Depreciation, depletion and amortization were higher by 19% compared with 2011, mainly due to an increase in the depreciable asset base associated with the expansion of the site.  The increase in exploration and business development costs from $24.8 million in 2011 to $74.6 million in 2012 was largely due to a shift in the nature of exploration activity, from resource definition, which is capitalized, to near mine and district activities, which are expensed.  Other costs increased from $12.3 million in 2011 to $37.8 million, primarily due to increases in recruiting, training, administrative and consulting costs.

During 2012, the Company recorded impairment charges at Tasiast aggregating $3,416.3 million, comprised of $2,130.3 million related to goodwill and $1,286.0 million related to property, plant and equipment.  The impairment test for Tasiast was based on a 30,000 tonne per day optimized mill model, compared with the 60,000 tonne per day model used for the 2011 annual impairment test. The resulting non-cash charge was due to a number of factors, including a reduction in the valuation multiple for Tasiast and industry-wide increases in capital and operating costs.

Chirano (90% ownership and operator) – Ghana

	Years ended December 31,
	2012	2011	Change	% Change (b)
Operating Statistics
Tonnes ore mined (000's) (a)	4,728	3,893	835	21%
Tonnes processed (000's) (a)	3,381	3,572	(191)	(5%)
Grade (grams/tonne)	2.91	2.47	0.44	18%
Recovery	93.0%	91.6%	1.4%	2%
Gold equivalent ounces: (a)
Produced	293,235	261,846	31,389	12%
Sold	298,651	262,677	35,974	14%

Financial Data (in millions)
Metal sales	$ 497.7	$ 414.3	$ 83.4	20%
Production cost of sales	215.3	182.0	33.3	18%
Depreciation, depletion and amortization	163.3	95.5	67.8	71%
Impairment charges	111.3	447.5	(336.2)	(75%)
	7.8	(310.7)	318.5	103%
Exploration and business development	9.5	4.7	4.8	102%
Other	6.6	1.2	5.4	nm
Segment operating loss	$ (8.3)	$ (316.6)	$ 308.3	97%

(a)	Tonnes of ore mined/processed, production and sales represents 100%.
(b) "nm" means not meaningful

On September 17, 2010, Kinross acquired all of the outstanding common shares of Red Back that it did not previously own.

The Company owns a 90% interest in the Chirano mine.  A 10% carried interest is held by the government of Ghana.

2012 vs 2011

Tonnes of ore mined increased by 21% compared with 2011 due to the startup of the Paboase underground mine and planned acceleration of mining in the Obra open pit.  Tonnes of ore processed were 5% lower compared with 2011 due to lower mill throughput as a result of power supply issues and increased planned maintenance.  Grade processed increased by 18% compared with 2011, largely due to increased grades from the Akwaaba and Paboase deposits.  Recoveries increased by 2% compared with 2011 as a result of improvements in plant efficiency and utilization.  Gold equivalent ounces produced were higher by 12% compared with 2011, primarily due to higher grades and recoveries, partially offset by lower mill tonnes processed.  Gold equivalent ounces sold in 2012 exceeded production due to timing of shipments.

Metal sales were 20% higher compared with 2011.  The increase in gold equivalent ounces sold accounted for 68% of the $83.4 million increase, with the remainder attributable to an increase in metal prices realized.  Production cost of sales increased by 18% compared with 2011, largely due to an increase in gold equivalent ounces sold combined with higher royalties, labour and contractor costs.  Depreciation, depletion and amortization were 71% higher compared with 2011, primarily due to higher gold equivalent ounces sold and a reduction in mineral reserves as at December 31, 2011, and an increase in depreciable asset base.

The Company recorded a goodwill impairment charge of $111.3 million during the year ended December 31, 2012 as a result of the Company’s annual assessment of the carrying value of its CGUs.

Discontinued operations

Crixás

On May 29, 2012, Kinross announced that it had entered into a purchase and sale agreement to sell its 50% interest in the Crixás gold mine to a subsidiary of AngloGold.  The sale closed on June 28, 2012 and Crixás has been reclassified as a discontinued operation in the current and comparative periods.  The gross proceeds of the sale totaled $220.0 million.  Net earnings from Crixás up to the date of disposal were $43.9 million, inclusive of an after-tax gain on disposal of $33.8 million.

The results for the year ended December 31, 2012 include the results of operations of Crixás to June 28, 2012.

	Years ended December 31,
	2012	2011	Change	% Change(b)
Operating Statistics
Tonnes ore mined (000's) (a)	586	1,212	(626)	(52%)
Tonnes processed (000's) (a)	584	1,170	(586)	(50%)
Grade (grams/tonne)	3.62	3.81	(0.19)	(5%)
Recovery	91.2%	92.7%	(1.5%)	(2%)
Gold equivalent ounces:
Produced	30,994	66,583	(35,589)	(53%)
Sold	32,764	63,757	(30,993)	(49%)

Financial Data (in millions)
Metal sales	$53.7	$100.8	$(47.1)	(47%)
Operating expenses	37.1	67.8	(30.7)	(45%)
Operating earnings	16.6	33.0	(16.4)	(50%)
Other expenses (income)	0.1	(0.8)	0.9	113%
Net earnings before disposal	16.5	33.8	(17.3)	(51%)
Income tax expense	6.4	14.0	(7.6)	(54%)
Net earnings before disposal - after tax	10.1	19.8	(9.7)	(49%)
Gain on sale of discontinued operations	96.2	-	96.2	nm
Income tax on sale of discontinued operations	(62.4)	-	(62.4)	nm
Net earnings from discontinued operations	$43.9	$19.8	$24.1	122%

(a)	Tonnes of ore mined/processed represents 100% of mine production.
(b) "nm" means not meaningful.

The significant decreases in production statistics and financial data are due to the disposal of Crixás in the second quarter of 2012.

Impairment charges

	Years ended December 31,		2012 vs 2011
(in millions)	2012	2011	Change	% Change
Impairment charges	$3,527.6	$2,937.6	$590.0	20%

The Company completed its annual assessment of the carrying value of its CGUs for the year ended December 31, 2012, and as a result, recorded after-tax non-cash impairment charges aggregating $3,206.1 million, comprised of $3,094.8 million at Tasiast and $111.3 million at Chirano.  The impairment charge at Tasiast included a charge of $2,130.3 million related to goodwill and $964.5 million related to property, plant and equipment, net of a tax recovery of $321.5 million.  The impairment test for Tasiast was based on a 30,000 tonne per day optimized mill model, compared with the 60,000 tonne per day model used for the 2011 annual impairment test. The resulting non-cash charge was due to a number of factors, including a reduction in the valuation multiple for Tasiast, and industry-wide increases in capital and operating costs.  The impairment charge at Chirano related entirely to goodwill.

During the year ended December 31, 2011, an aggregate non-cash goodwill impairment charge of $2,937.6 million was recorded for Tasiast and Chirano.  The Tasiast project represented $2,490.1 million and Chirano represented $447.5 million of the non-cash goodwill impairment charge.  The impairment charge was a result of changes in market conditions, including industry-wide increases in capital and operating costs, a decline in industry-wide valuations as at year-end, and the Company’s growing understanding of the Tasiast project parameters, including its analysis of a draft mine plan.

Exploration and business development

	Years ended December 31,		2012 vs 2011
(in millions)	2012	2011	Change	% Change
Exploration and business development	$234.9	$134.5	$100.4	75%

In 2012, exploration and business development expenses were $234.9 million, compared with $134.5 million for 2011.  Of the total exploration and business development expense, expenditures on exploration totaled $173.9 million compared with $102.8 million for 2011.  Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $30.9 million compared with $112.3 million for 2011.  The decrease in capitalized exploration resulted largely from the shift in the nature of exploration activity at Tasiast, from definition drilling for the Tasiast deposit footprint, which is capitalized, to exploration drilling along the 80 kilometre belt located outside of this footprint, which are expensed.

During 2012, Kinross was active on 39 mine sites, near-mine and greenfield initiatives, with drilling across all projects totaling 614,000 meters.

General and administrative

	Years ended December 31		2012 vs 2011
(in millions)	2012	2011	Change	% Change
General and administrative	$179.1	$173.6	$5.5	3%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs.  These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation, Chile, and the Canary Islands.

For 2012, general and administrative costs were $179.1 million an increase of 3% compared with 2011 and included severance costs of $28.4 million.

Other income (expense) – net

	Years ended December 31		2012 vs 2011
(in millions)	2012	2011	Change	% Change
Gains on acquisition/disposition of assets and investments - net	$7.1	$24.8	$(17.7)	(71%)
Impairment of investments	(24.3)	-	(24.3)	(100%)
Foreign exchange gains (losses)	(2.1)	11.3	(13.4)	(119%)
Net non-hedge derivative gains	18.0	59.1	(41.1)	(70%)
Other income (expense)	(0.9)	5.9	(6.8)	(115%)
	$(2.2)	$101.1	$(103.3)	(102%)

Other income (expense) – net decreased from income of $101.1 million in 2011 to an expense of $2.2 million in 2012.  The discussion below details the significant changes in other income (expense) for 2012 compared with 2011.

Gains on acquisition/disposition of assets and investments – net

The Company recorded a net gain $7.1 million on the acquisition/disposition of assets and investments compared with a net gain of $24.8 million in 2011.  The net gain of $7.1 million included gains of $6.3 million realized on the disposition of certain of its available-for-sale investments.  The net gain in 2011 included a gain of $30.9 million on the sale of the Company’s interest in Harry Winston.

Impairment of investments

During 2012, the Company recognized an impairment charge of $24.3 million on certain of its available-for-sale investments due to a significant or prolonged decline in their fair values.  No such charges were recognized during 2011.

Foreign exchange gains (losses)

During 2012, foreign exchange losses were $2.1 million compared with gains of $11.3 million for 2011.

The foreign exchange loss of $2.1 million was due primarily to the translation of net monetary assets denominated in foreign currencies to the US dollar, with the US dollar having strengthened against the Brazilian real at December 31, 2012 relative to December 31, 2011, offset partly by the weakening of the US dollar against the Russian rouble, Chilean peso and Canadian dollar during this period.

The foreign exchange gain of $11.3 million in 2011 was due primarily to the translation of net monetary liabilities denominated in foreign currencies to the US dollar, with the US dollar having strengthened at December 31, 2011 relative to December 31, 2010 against the Russian rouble, Chilean peso, Brazilian Real and Canadian dollar.

Net non-hedge derivative gains

Net non-hedge derivative gains decreased to $18.0 million compared to $59.1 million in 2011, largely due to the impact of the fair value adjustments related to the embedded derivatives on the Company’s convertible senior notes and Canadian dollar denominated common share purchase warrants.

Finance expense

	Years ended December 31,		2012 vs 2011
(in millions)	2012	2011	Change	% Change
Finance expense	$42.1	$65.5	$(23.4)	(36%)

Finance expense includes accretion on reclamation and remediation obligations and interest expense.  During 2012, finance expense decreased by $23.4 million compared with 2011, of which $19.7 million was related to a decrease in interest expense.  The decrease in interest expense compared with 2011 was primarily due to an increase in interest capitalized.  Interest capitalized was $99.7 million compared with $26.5 million for 2011.  The increase in interest capitalized was largely due to a full year of interest charges recognized in 2012 on the $1.0 billion senior notes issued in August 2011.  Capitalized interest also increased due to an increase in qualifying capital expenditures relating to various development projects at Tasiast, Dvoinoye, Paracatu, Maricunga, La Coipa, Fort Knox and Round Mountain.

Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador, the Russian Federation, Mauritania, and Ghana.

For continuing operations, in 2012 the Company recorded a tax provision of $261.5 million on a loss before taxes of $2,292.1 million, compared with a tax provision of $496.8 million on a loss before taxes of $1,536.0 million in 2011.  Kinross' combined federal and provincial statutory tax rate was 26.5% for 2012.

Excluding the impact of a remeasurement of the deferred tax liability for 2012, in the amount of $116.5 million, as a result of the increase in the Ghanaian corporate income tax rate from 25% to 35% and the Chilean corporate income tax rate from 17% to 20%, and the impairment charges for 2012 and 2011, the Company’s effective tax rate was 37.8% compared with 35.6% for 2011.  Excluding the impact of these items, the increase in the Company’s effective tax rate compared with 2011 was largely due to differences in the level of income in the Company’s operating jurisdictions from one year to the next.

There are a number of factors that can significantly impact the Company's effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, and changes in tax laws and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

6. LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Years ended December 31,		2012 vs 2011
(in millions)	2012	2011	Change	% Change (b)
Cash flow:
Of continuing operations provided from operating activities (a)	$1,302.9	$1,378.8	$(75.9)	(6%)
Of continuing operations used in investing activities (a)	(2,361.9)	(1,720.5)	(641.4)	(37%)
Of continuing operations provided from financing activities (a)	774.8	636.9	137.9	22%
Of discontinued operations	150.7	7.7	143.0	nm
Effect of exchange rate changes on cash of and cash equivalents of continuing operations (a)	0.4	(3.5)	3.9	111%
Increase (decrease) in cash and cash equivalents	(133.1)	299.4	(432.5)	(144%)
Cash and cash equivalents, beginning of period	1,766.0	1,466.6	299.4	20%
Cash and cash equivalents, end of period	$1,632.9	$1,766.0	$(133.1)	(8%)
(a) The comparative figures have been recast to exclude Crixás results due to its disposal on June 28, 2012.
(b) "nm" means not meaningful.

Cash and cash equivalent balances decreased by $133.1 million in 2012, compared with an increase of $299.4 million in 2011.  Detailed discussions regarding cash flow movements are noted below.

Operating Activities

2012 vs. 2011

During 2012, net cash flow of continuing operations provided from operating activities was $75.9 million lower than in 2011, with the decrease largely due to higher exploration expense and less favourable working capital changes in 2012 compared with 2011, partially offset by an increase in margins (metal sales less production cost of sales), and cash payments made during 2011 on the close out and early settlement of gold and silver derivative instruments, with no such payments made in 2012.

Investing Activities

2012 vs. 2011

Cash used in investing activities of continuing operations was $2,361.9 million compared with $1,720.5 million in 2011.  During 2012, the primary uses of cash were for investment in property, plant and equipment of $1,924.7 million, additions to short-term investments of $348.5 million, and additions to long-term investments and other assets of $106.3 million.  The primary uses of cash in 2011 were for investment in property, plant and equipment of $1,629.2 million and additions to long-term investments and other assets of $213.4 million, which were partially offset by the net proceeds of $101.4 million received on the sale of Kinross’ interest in Harry Winston and $70.0 million collected on the note receivable from Harry Winston.

The following table provides a breakdown of capital expenditures from continuing operations on a cash basis:

	Years ended December 31,		2012 vs 2011
(in millions)	2012	2011	Change	% Change
Operating segments
Fort Knox	$114.7	$103.5	$11.2	11%
Round Mountain	66.2	48.2	18.0	37%
Kettle River-Buckhorn	9.4	13.4	(4.0)	(30%)
Kupol	163.9	195.9	(32.0)	(16%)
Paracatu	284.5	339.4	(54.9)	(16%)
La Coipa	71.4	64.6	6.8	11%
Maricunga	120.7	149.3	(28.6)	(19%)
Tasiast	866.2	469.2	397.0	85%
Chirano	100.3	94.3	6.0	6%
Non-operating segments
Fruta del Norte	65.6	90.7	(25.1)	(28%)
Corporate and Other (a)	61.8	60.7	1.1	2%
Total	$1,924.7	$1,629.2	$295.5	18%

(a)			"Corporate and Other" includes corporate and other non-operating assets (including Lobo-Marte and White Gold).

Capital expenditures for 2012 increased by $295.5 million compared with 2011.

The increase in capital expenditures resulted primarily from the Tasiast expansion project, partially offset by reduced spending on expanding Plant 2 at Paracatu, lower spending at Maricunga due to completion of the SART plant, and decreases in capital expenditures at Kupol due to the timing of expenditures on the Dvoinoye development.

Financing Activities

2012 vs. 2011

Net cash of continuing operations provided from financing activities was $774.8 million compared with $636.9 million during 2011.  During 2012, the Company received $1,541.1 million of proceeds from debt, of which $996.1 million were the net proceeds from the unsecured $1,000.0 million term loan completed in August 2012.  The proceeds from debt were partially offset by a repayment of debt of $577.3 million and dividends paid of $182.3 million.  During 2011, the Company received $1,608.4 million of proceeds from debt, $980.9 million of which was net proceeds from the issuance of senior notes in August 2011.  These debt proceeds were offset partially by a repayment of debt of $479.4 million and dividends paid of $124.8 million.  Additionally, during 2011 the Company paid cash to acquire the outstanding share capital of Chukotka Mining and Geological Company (“CMGC”) for total consideration of $335.4 million, increasing its interest in CMGC to 100%.

Balance Sheet

	As at
(in millions)	December 31, 2012	December 31, 2011	December 31, 2010
Cash and cash equivalents and short-term investments	$1,982.7	$1,767.3	$1,466.6
Current assets	$3,600.8	$3,117.8	$2,663.1
Total assets	$14,882.4	$16,508.8	$17,795.2
Current liabilities, including current portion of long-term debt	$1,306.2	$795.7	$976.1
Total long-term financial liabilities(a)	$2,848.3	$2,230.2	$1,100.8
Total debt, including current portion	$2,632.6	$1,633.1	$474.4
Total liabilities	$4,956.7	$4,038.1	$3,001.9
Common shareholders' equity	$9,850.2	$12,390.4	$14,531.1
Non-controlling interest	$75.5	$80.3	$262.2
Statistics
Working capital (b)	$2,294.6	$2,322.1	$1,687.0
Working capital ratio (c)	2.76:1	3.92:1	2.73:1
(a) Includes long-term debt, provisions, and unrealized fair value of derivative liabilities.
(b) Current assets less current liabilities.
(c) Current assets divided by current liabilities.

At December 31, 2012, Kinross had cash and cash equivalents and short-term investments of $1,982.7 million, an increase of $215.4 million from the balance as at December 31, 2011, primarily due to the proceeds from the issuance of the new term loan and the sale of its interest in Crixás.  Current assets increased to $3,600.8 million, largely due to an increase in short-term investments.  Total assets decreased by $1,626.4 million to $14,882.4 million, primarily due to the impairment charges of $3,527.6 million, partially offset by an increase in short-term investments and additions to property, plant and equipment.  Current liabilities increased to $1,306.2 million, mainly due to an increase in the current portion of long-term debt reflecting the reclassification of the convertible senior notes.  Total debt, including the convertible senior notes, increased to $2,632.6 million, mainly due to the $1,000.0 million term loan completed in August 2012.

At December 31, 2011, Kinross had cash and cash equivalents and short-term investments of $1,767.3 million, an increase of $300.7 million over the December 31, 2010 balance due primarily to proceeds from the issuance of new debt.  Current assets increased to $3,117.8 million largely due to the increase in cash.  Total assets decreased by $1,286.4 million to $16,508.8 million primarily due to goodwill impairment charges of $2,937.6 million, partially offset by the increase in cash and cash equivalents and additions to property, plant and equipment.  Current liabilities were reduced to $795.7 million largely due to a reduction in the unrealized fair value of derivative liabilities.  Total debt increased by $1,158.7 million largely due to the issuance of senior notes and the Kupol loan.

On February 13, 2013, the Board of Directors declared a dividend of $0.08 per common share to shareholders of record on March 21, 2013.

On August 8, 2012, the Board of Directors declared a dividend of $0.08 per common share to shareholders of record on September 21, 2012.

On February 15, 2012, the Board of Directors declared a dividend of $0.08 per common share to shareholders of record on March 23, 2012.

On August 10, 2011, the Board of Directors declared a dividend of $0.06 per common share to the shareholders of record on September 23, 2011.

On February 16, 2011, the Board of Directors declared a dividend of $0.05 per common share to shareholders of record on March 24, 2011.

On August 4, 2010, the Board of Directors declared a dividend of $0.05 per common share. A cash dividend of $0.05 per common share was declared on February 17, 2010.

As of February 12, 2013, there were 1,140.3 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 14.4 million share purchase options outstanding under its share option plan and 45.5 million common share purchase warrants outstanding (convertible to 45.5 million Kinross shares).

Financings and Credit Facilities

Convertible senior notes

In January 2008, Kinross received net proceeds of $449.9 million from the offering of $460.0 million convertible senior notes due March 15, 2028 (the "convertible senior notes"), after payment of commissions and expenses of the offering.  The notes pay interest semi-annually at a rate of 1.75% per annum.  The notes will be convertible on or after December 15, 2027, at the holder's option, equivalent to a conversion price of $27.64 per share of common stock subject to adjustment.  The convertible senior notes may be converted, at the same conversion rate and at the option of the holder, prior to December 15, 2027 if certain events occur, including Kinross common shares trading at a level greater than 130% of the effective conversion price of the convertible senior notes for any 20 trading days during the 30 consecutive trading day period ending on the last trading day of each calendar quarter ending on or after June 30, 2008.  The convertible senior notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a repurchase price equal to par plus accrued and unpaid interest, if any, to the repurchase date.  Holders may require Kinross to repurchase the convertible senior notes at a purchase price equal to par plus accrued and unpaid interest, if any, to the repurchase date, on March 15, 2013, March 15, 2018 and March 15, 2023, or if certain fundamental changes occur on or prior to March 20, 2013.  Subject to certain conditions, Kinross may deliver, in lieu of cash, Kinross common shares, or a combination of cash and Kinross common shares, in satisfaction of the purchase price.  On February 7, 2013, the Company filed a Put Right Notice with a Tender Offer Statement with the Securities and Exchange Commission stating the Company’s intention to repurchase the convertible senior notes tendered prior to March 15, 2013, in cash.

Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities, consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041 (collectively, the “notes”).  The notes pay interest semi-annually.  Kinross received net proceeds of $980.9 million from the offering, after discount, payment of the commissions of the initial purchasers and expenses of the offering.  Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indenture, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months and six months of maturity of the notes due in 2021 and 2041, respectively, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.  In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions.  The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%.  Semi-annual principal repayments of $30.0 million will commence in March 2013 and continue through September 30, 2015.  Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively.  The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs, if any.  The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved.  Land, plant and equipment with a carrying amount of $197.4 million (December 31, 2011 - $231.3 million) are pledged as security as part of the Kupol loan.

As at December 31, 2012, cash of $34.0 million (December 31, 2011 - $34.0 million) was restricted for payments related to the loan.

Credit facilities

In November 2009, the Company entered into an amended revolving credit facility which provided credit of $450.0 million on an unsecured basis and was to expire in November 2012.  The term loan for the Paracatu property formed part of the amended revolving credit facility, and that loan has been repaid in full.  On June 17, 2010, the Company entered into a further amendment to increase availability under the facility to $600.0 million.  On September 17, 2010, the revolving credit facility was further amended to add Mauritania, Ghana, and Côte d’Ivoire as permitted jurisdictions as a result of the Red Back acquisition.  All other terms and conditions under the existing revolving credit facility remained unchanged.

On March 31, 2011, the Company entered into a further amendment of the facility which included increasing the availability under the facility to $1,200.0 million and extending the term of the facility from November 2012 to March 2015.

Effective August 17, 2012, the Company amended the revolving credit facility, increasing the available amount to $1,500.0 million and extending the maturity date from March 2015 to August 2017.

As at December 31, 2012, the Company had utilized $35.1 million on the amended revolving credit facility.  The amount utilized was entirely for letters of credit (December 31, 2011 – $55.5 million, included drawings for the Paracatu term loan and $32.8 million for letters of credit). The Paracatu term loan was repaid during the first quarter of 2012.

In addition, effective August 17, 2012, the Company completed a new unsecured term loan facility for $1,000.0 million.  The facility matures on August 10, 2015, with the full amount having been drawn on August 22, 2012.

Loan interest for both the amended revolving credit facility and new term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating.  Based on the Company’s credit rating at December 31, 2012, interest charges and fees are as follows:

Type of credit
Dollar based LIBOR loan	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

Concurrent with completing this term loan, the Company entered into an interest rate swap to swap the underlying 1-month LIBOR into a fixed rate of 0.49% for the entire three year period.  Based on the Company’s current credit rating, the fixed rate on the term loan is 2.19%.

The amended revolving credit facility and new unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens.  Significant financial covenants include a minimum tangible net worth of $5,734.8 million increasing by 50% of positive net income each quarter, starting with the quarter ending September 30, 2012 (previously $5,250.0 million starting December 31, 2010 and increasing by 50% of positive net income each quarter), and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1.  The Company is in compliance with these covenants at December 31, 2012.

Other

From time to time, the Company’s operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at December 31, 2012 and December 31, 2011, $nil was outstanding under such borrowings.

In November 2009, the Company entered into a Letter of Credit guarantee facility with Export Development Canada (“EDC”) for $125.0 million.  Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  Fees related to letters of credit under this facility are 1.00% to 1.25%.  On July 30, 2010, the Company entered into an amendment to increase the amount of the Letter of Credit guarantee facility from $125.0 million to $136.0 million.  On June 15, 2012 the Company entered into a further amendment of the Letter of Credit guarantee facility to increase the amount from $136.0 million to $200.0 million and extend the maturity date to March 31, 2015.  All other terms and conditions under this facility remained the same.  As at December 31, 2012, $164.1 million (December 31, 2011 - $135.1 million) was outstanding under this facility.

In addition, at December 31, 2012, the Company had approximately $44.3 million (December 31, 2011 - $41.0 million) in letters of credit outstanding, in respect of its operations in Brazil, Mauritania and Ghana.  These letters of credit have been issued pursuant to arrangements with certain international banks.

The following table outlines the credit facility utilization and availability:

	As at December 31,
(in millions)	2012	2011
Utilization of revolving credit facility	$(35.1)	$ (55.5)
Utilization of EDC facility	(164.1)	(135.1)
Borrowings	$(199.2)	$ (190.6)

Available under revolving credit facility	$1,464.9	$ 1,144.5
Available under EDC credit facility	35.9	0.9
Available credit	$1,500.8	$ 1,145.4

Total debt of $2,632.6 million at December 31, 2012 consists of $452.9 million for the debt component of the convertible senior notes, $983.5 million for the senior notes, $996.6 million for the corporate term loan, $196.3 million for the Kupol loan, and $3.3 million in finance leases.  The current portion of this debt is $516.2 million at December 31, 2012.

Liquidity Outlook

In 2013, the Company expects to repay $523.3 million of debt in cash, including up to $460.0 million of convertible senior notes, which holders can voluntarily tender for repurchase by the Company (with settlement for the repurchase due on March 15, 2013).

We believe that the Company’s existing cash and cash equivalent balances of $1,632.9 million, short-term investments of $349.8 million, available credit of $1,500.8 million, and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), debt repayments noted above, and reclamation and remediation obligations currently estimated for the next 12 months.  Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located.  Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies.  The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions will fund a portion of the Company’s longer term capital expenditure requirements.  Another possible source of capital could be proceeds from the sale of non-core assets.  These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The following table summarizes our long-term financial liabilities and off-balance sheet contractual obligations as at December 31, 2012:

(in millions)	Total	2013	2014	2015	2016	2017	2018 and thereafter
Long-term debt obligations (a)	$2,663.3	$523.3	$60.0	$1,060.0	$270.0	$-	$750.0
Operating lease obligations	53.6	11.1	7.0	7.1	7.1	7.0	14.3
Purchase obligations (b)	232.3	219.2	6.9	3.2	2.2	0.8	-
Reclamation and remediation obligations	1,306.9	36.0	56.8	20.4	22.4	34.5	1,136.8
Interest and other fees (a)	862.2	87.4	83.1	71.9	58.1	46.7	515.0
Derivative liabilities - net	8.7	6.8	-	1.9	-	-	-
Total	$5,127.0	$883.8	$213.8	$1,164.5	$359.8	$89.0	$2,416.1

(a) Debt repayments are based on amounts due pursuant to the terms of the loan agreements, and in the case of the convertible senior notes we have assumed holders will exercise their right to have the Company repurchase these notes in March 2013. Projected interest payments on variable rate debt are based on interest rates in effect on December 31, 2012.

(b) Includes both capital and operating commitments, of which $90.3 million relates to commitments for capital expenditures

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.

The following table provides a summary of derivative contracts outstanding at December 31, 2012:

	2013	2014	2015	Total
Foreign currency
Brazilian real forward buy contracts
(in millions of U.S. dollars)	383.3	222.5	88.0	693.8
Average price	1.99	2.16	2.34	2.09
Chilean peso forward buy contracts
(in millions of U.S. dollars)	110.4	33.0	-	143.4
Average price	514.91	553.56	-	523.80
Russian rouble forward buy contracts
(in millions of U.S. dollars)	87.0	48.0	25.0	160.0
Average price	32.63	34.69	36.05	33.78
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	129.0	48.0	-	177.0
Average price	1.02	1.04	-	1.02
Swiss franc forward sell contract
(in millions of U.S. dollars)	11.0	-	-	11.0
Average price	0.93	-	-	0.93

Energy
Oil forward buy contracts (barrels)	290,000	175,000	100,000	565,000
Average price	92.52	88.78	86.64	90.32
Diesel forward buy contracts (gallons)	4,830,000	2,520,000	-	7,350,000
Average price	2.96	2.83	-	2.92
Gasoil forward buy contracts (tonnes)	40,260	16,104	-	56,364
Average price	906.30	864.00	-	894.21

The following new forward buy/sell derivative contracts were engaged during 2012:

•	$483.3 million at an average rate of 2.12 Brazilian reais, with maturities in 2012, 2013, 2014 and 2015;
•	$65.4 million at an average rate of 510.15 Chilean pesos, with maturity in 2013;
•	$94.0 million at an average rate of 34.46 Russian roubles maturing in 2013, 2014, and 2015;
•	$171.0 million at an average rate of 1.03 Canadian dollars maturing in 2012, 2013, and 2014;
•	$11.0 million at an average rate of 0.93 Swiss francs, with maturity in 2013;
•	498,000 barrels of Nymex Crude WTI oil at an average rate of $92.66 per barrel, with maturities in 2012, 2013, 2014, and 2015;
•	5.25 million gallons of ultra-low-sulphur diesel at an average rate of $2.92 per gallon, with maturities in 2012, 2013, and 2014; and
•	56,364 metric tonnes of gasoil at an average rate of $894.21 per tonne, with maturities in 2013 and 2014;

During 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the term loan, maturing in February 2012, for Paracatu.  Under the contract, Kinross Brasil Mineração S.A. ("KBM"), a wholly-owned subsidiary of the Company, was to pay a rate of 3.83% and receive LIBOR plus 1%. The Paracatu term loan was repaid in February 2012, and accordingly, the interest rate swap was settled.

Concurrent with completing the term loan in August 2012, the Company entered into an interest rate swap to swap the underlying 1-month LIBOR into a fixed rate of 0.49% for the entire three year period.

Fair value of derivative instruments

The fair value of derivative instruments are noted in the table below:

	As at December 31,
(in millions)	2012	2011
Asset (liability)
Interest rate swaps	$ (2.7)	$ (0.1)
Foreign currency forward contracts	(7.3)	(75.1)
Energy forward contracts	2.5	1.6
Total return swap	(0.2)	(0.7)
Canadian dollar denominated common share purchase warrant liability	(0.2)	(18.6)
Senior convertible notes - conversion option	-	(2.6)
	$ (7.9)	$ (95.5)

Contingent Liability

The Company is obligated to pay $20.0 million to Barrick Gold Corporation (“Barrick”) when a production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of the actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”).  The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects.  On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff.  Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”).  The Amended U.S. Complaint alleges among other things, that, between August 2, 2010 and January 17, 2012, the Defendants inflated Kinross’ share price by knowingly or recklessly making material misrepresentations concerning (i) the extent and quality of the due diligence Kinross performed prior to its acquisition of Red Back and (ii) Kinross’ schedule for developing the Tasiast mine.  Defendants filed a motion to dismiss the Amended U.S. Complaint on September 7, 2012 and oral argument on the motion to dismiss took place on November 30, 2012.  The parties are awaiting the Court’s ruling on the motion to dismiss, which Kinross expects to take place during the first half of 2013.  Defendants intend to vigorously defend against the Amended U.S. Complaint and believe it is without merit.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “First Ontario Action”).  A statement of claim in the First Ontario Action was subsequently served on April 11, 2012.  The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects.  The First Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine and the costs of operating the mine, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made.  The plaintiff is seeking certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act.  A hearing on the plaintiff’s certification motion has been scheduled for October 22-25, 2013. The plaintiff is also seeking various relief, including damages in the amount of CDN$4 billion and costs of the action. Kinross intends to vigorously defend against the First Ontario Action and believes it is without merit.

A notice of action in a second proposed class proceeding was filed in the Ontario Court on March 16, 2012 and a corresponding statement of claim was served with the notice of action on April 17, 2012 entitled Earl Downey and John Doe I v. Kinross Gold Corporation et al. (the “Second Ontario Action”).  The Second Ontario Action names the same defendants as the First Ontario Action and, in addition, names Tasiast Mauritanie Limited S.A. (“TMLSA”), an indirect subsidiary of Kinross that is incorporated and headquartered in Mauritania. TMLSA disputes that it was validly served with the claim in Ontario and reserves its right to contest the jurisdiction of the Ontario Court. The allegations in the Second Ontario Action are similar to those advanced in the First Ontario Action.  Various forms of relief are sought, including damages in the amount of CDN$3.5 billion and costs of the action.  Subsequent to the service of the statement of claim in the Second Ontario action, it came to Kinross’ attention that the same law firm that acts for the plaintiff in the Second Ontario Action had filed statements of claim making virtually identical allegations against the same defendants on behalf of the same proposed class with the Supreme Court of British Columbia and the Court of Queen’s Bench of Alberta (the “Parallel British Columbia and Alberta Actions”).  The firms representing the plaintiffs in the First Ontario Action and the Second Ontario Action reached an agreement on carriage whereby the First Ontario Action will proceed and the Second Ontario Action and the Parallel British Columbia and Alberta Actions will be discontinued.  This agreement was disclosed to the Ontario Court on July 16, 2012 and an order granting the discontinuance was issued by the Ontario Court on December 10, 2012.

7. SUMMARY OF QUARTERLY INFORMATION

	2012				2011 (a)
(in millions, except per share amounts)	Q4	Q3	Q2	Q1 (a)	Q4	Q3	Q2	Q1
Metal sales	$1,186.9	$1,109.7	$1,006.7	$1,008.1	$919.8	$1,041.0	$963.6	$918.1
Net earnings (loss) from continuing operations attributable to common shareholders	$(2,989.1)	$224.9	$115.8	$99.6	$(2,791.0)	$207.1	$244.3	$246.2
Net earnings from discontinued operation after-tax	$-	$-	$37.8	$6.1	$7.3	$5.5	$3.1	$3.9
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$(2.62)	$0.20	$0.10	$0.09	$(2.45)	$0.18	$0.22	$0.22
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$(2.62)	$0.20	$0.10	$0.09	$(2.45)	$0.18	$0.21	$0.22
Net cash flow of continuing operations provided from operating activities	$480.2	$368.8	$77.4	$376.5	$402.6	$289.0	$346.6	$340.6
(a) The comparative figures have been recast to exclude Crixás results due to its disposal on June 28, 2012.

The Company’s results over the past several quarters have been driven primarily by fluctuations in gold price and changes in the gold equivalent ounces produced.  Fluctuations in the silver price have also affected results.  During the fourth quarter of 2012, revenue from continuing operations increased to $1,186.9 million on gold equivalent ounces sold of 695,934 compared with $919.8 million on sales of 590,569 gold equivalent ounces during the fourth quarter of 2011.  The increase in revenue was also due to an increase in the average gold price realized of $1,707 per ounce in the fourth quarter of 2012 compared with $1,598 per ounce realized during the same period in 2011.

Production cost of sales increased by 27% to $477.6 million in the final quarter of 2012 compared with $375.4 million during the same period in 2011, largely due to lower grades, higher input costs in areas such as labour, and an increase in gold equivalent ounces sold.

Additionally, fluctuations in the foreign exchange rates have affected results.  Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in the gold equivalent ounces sold.  In addition, changes in mineral reserves during each of these years affected depreciation, depletion and amortization for quarters relating to the subsequent year.

In the fourth quarter of 2012, the Company recorded impairment charges at its Tasiast and Chirano CGUs totaling $3,206.1 million, net of a tax recovery of $321.5 million.  In the fourth quarter of 2011, the Company recorded goodwill impairment charges at its Tasiast and Chirano CGUs totaling $2,937.6 million.

During the fourth quarter of 2012, operating cash flows increased to $480.2 million compared with $402.6 million during the fourth quarter of 2011 largely due to higher metal prices realized.

In the second quarter of 2012, the Company sold its 50% interest in the Crixás gold mine to a subsidiary of AngloGold for gross proceeds of $220.0 million, resulting in an after-tax gain on disposal of $33.8 million.  The net earnings, including the gain on disposal, and cash flows of the discontinued operations were presented separately in the consolidated statements of operations and cash flows, and comparative periods were recasted accordingly.

8. DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying audited consolidated financial statements, Kinross’ management evaluated the effectiveness of its disclosure controls and procedures and internal control over financial reporting. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ disclosure controls and procedures, and internal controls over financial reporting, provide reasonable assurance that they were effective as at December 31, 2012.  During 2012, Paracatu and the regional offices in Belo Horizonte, Brazil, and Las Palmas, Spain, converted to a new version of their ERP system, and Chirano converted to a new ERP system. The conversions in the ERP system have not resulted in any significant changes in internal controls during the year ended December 31, 2012.  Management employed appropriate procedures to ensure internal controls were in place during and after the conversions.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9. CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

Kinross’ accounting policies are described in Note 3 to the consolidated financial statements.  The preparation of the Company’s financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Actual results could differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Mineral Reserves and Mineral Resources

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study.  The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.  The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data.  The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.  Changes in the proven and probable minerals reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

Purchase Price Allocation

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value.  The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.  The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events.  The assumptions and estimates relating to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could affect the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

Depreciation, Depletion and Amortization

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Impairment of Goodwill and Other Assets

Goodwill is tested for impairment annually or more frequently if there is an indication of impairment.  The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment.  If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in the consolidated statement of operations.  The assessment of fair values, including those of the cash generating units for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, timing of production, long-term commodity prices, discount rates, net asset value multiples, foreign exchange rates, future capital requirements and operating performance.  Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis.

Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or net realizable value (“NRV”).  Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs.  The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad.  Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered.  Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery.  Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.  The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered.  The nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.  The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates.  There is a high degree of judgment in estimating future costs, future production levels, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads.  There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

Provision for reclamation and remediation

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available.  Mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.  Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation.  Actual costs incurred may differ from those amounts estimated.  Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.  The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation.  The actual future expenditures may differ from the amounts currently provided.

Taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable.  Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit.  To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted.  In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

In addition, the Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Accounting changes and recent accounting pronouncements

Accounting changes

Financial instruments

IFRS 7 “Financial instruments – Disclosures” (“IFRS 7”) was amended by the IASB in October 2010 and provides guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes.  The amendments introduced new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained.

The amendments to IFRS 7 were effective for the Company beginning on January 1, 2012 and there was no impact on the Company’s consolidated financial statements upon adoption.

Recent accounting pronouncements

Stripping costs

In October 2011, IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” (“IFRIC 20”) was issued, which provides guidance on the accounting for costs related to stripping activity in the production phase of surface mining.  When the stripping activity results in the benefit of useable ore that can be used to produce inventory, the related costs are to be accounted for in accordance with International Accounting Standard (“IAS”) 2 “Inventories.  When the stripping activity results in the benefit of improved access to ore that will be mined in future periods, the related costs are to be accounted for as additions to non-current assets when specific criteria are met.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013.  The Company expects that there will be no significant impact on the Company’s financial statements upon adoption of IFRIC 20 on January 1, 2013.

Consolidation and related standards

In May 2011, the IASB issued the following suite of consolidation and related standards, all of which are effective for annual periods beginning on or after January 1, 2013.

IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), which replaces parts of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”) and all of Standing Interpretations Committee (“SIC”) 12 “Consolidation – Special Purpose Entities”, changes the definition of control which is the determining factor in whether an entity should be consolidated.  Under IFRS 10, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  The Company expects no significant impact on the Company’s consolidated financial statements upon adoption of IFRS 10 on January 1, 2013.

IAS 27 “Separate Financial Statements (2011)” (“IAS 27 (2011)”) was reissued and now only contains accounting and disclosure requirements for the preparation of separate financial statements, as consolidation guidance is now contained within IFRS 10.  The Company expects no impact on the Company’s consolidated financial statements upon adoption of IAS 27 (2011) on January 1, 2013.

IFRS 11 “Joint Arrangements” (“IFRS 11”), which replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-monetary Contributions by Venturers”, requires a venturer to classify its interest in a joint arrangement as either a joint operation or a joint venture.  For a joint operation, the joint operator will recognize its assets, liabilities, revenue, and expenses, and/or its relative share thereof.  For a joint venture, the joint venturer will account for its interest in the venture’s net assets using the equity method of accounting.

IAS 28 “Investments in Associates and Joint Ventures (2011)” (“IAS 28 (2011)”) was amended as a consequence of the issuance of IFRS 11.  In addition to prescribing the accounting for investments in associates, it now also addresses joint ventures that are to be accounted for by the equity method.  The application of the equity method has not changed as a result of this amendment.

The Company adopted IFRS 11 and IAS 28 (2011) on January 1, 2013.  As a result of adoption, the Company’s consolidated financial statements will be impacted as follows:

•	The Company will classify its interest in Round Mountain as a joint operation, and will continue to account for its share of Round Mountain’s assets, liabilities, revenue, and expenses;

•
The Company will classify its interest in Sociedad Contractual Minera Puren (“Puren”, included in the La Coipa segment) as a joint venture, and will account for its interest in the net assets of Puren using the equity method of accounting and will no longer apply proportionate consolidation.  As at January 1, 2012 and December 31, 2012, the Company’s interest in Puren’s net assets was $45.9 million and $20.3 million, respectively; and

•
The Company will classify its interest in Crixás (held from January 1, 2012 to June 28, 2012, the date of sale) as a joint venture, and will account for its interest in the net assets of Crixás using the equity method of accounting.  As at January 1, 2012 and December 31, 2012, the Company’s interest in Crixás’ net assets was $106.5 million and $nil, respectively.

IFRS 12 “Disclosure of Interests in Other Entities” (“IFRS 12”) is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and structured entities.  This standard carries forward the disclosures that existed under IAS 27, IAS 28 and IAS 31, and also introduces additional disclosure requirements that address the nature of, and risks associated with an entity’s interests in other entities.  The Company’s consolidated financial statements in subsequent periods will include new disclosures as required by IFRS 12.

Fair value measurement

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement” (“IFRS 13”), which provides guidance on how fair value should be applied where its use is already required or permitted by other IFRS standards, and includes a definition of fair value and is a single source of guidance on fair value measurement and disclosure requirements for use with all IFRS standards.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company expects no impact on the Company’s consolidated financial statements upon adoption of IFRS 13 on January 1, 2013.  The Company’s consolidated financial statements in subsequent periods will include new disclosures as required by IFRS 13.

Financial instruments

In October 2010, the IASB issued IFRS 9 “Financial Instruments” (“IFRS 9”) which proposes to replace IAS 39 “Financial Instruments: recognition and measurement”.  The replacement standard has the following significant components: establishes two primary measurement categories for financial assets — amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available-for-sale, and loans and receivable categories.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015 (as amended from January 1, 2013 by the IASB in December 2011). The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of its financial instruments at the time of adoption.

10. RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general while others are specific to Kinross. Included in the risk factors below are details on how Kinross seeks to mitigate these risks wherever possible. For additional discussion of risk factors please refer to the Company's Annual Information Form for the year ended December 31, 2011, which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company, and to the Company’s Annual Information Form for the year ended December 31, 2012, which will be filed on SEDAR.

Gold Price and Silver Price

The profitability of Kinross' operations is significantly affected by changes in the market price of gold and silver.  Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross.  The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical.  Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures.  If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued.  The factors that may affect the price of gold and silver include industry factors such as: industrial and jewelry demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal.  Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

If the world market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease significantly and remain at such a level for any substantial period, Kinross' profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross' financial performance and results of operations.  Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced.  In addition, the market value of Kinross' gold and/or silver inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.  Furthermore, certain of Kinross' mineral projects include copper which is similarly subject to price volatility based on factors beyond Kinross' control.

Kinross’ future plans rely heavily on mine development projects, which involve significant uncertainties.

The Company’s ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations.  Kinross is heavily dependent on future growth of its major development projects, with the expansion at the Company’s  Tasiast mine having been identified as the Company’s top development priority. In addition to Tasiast, other major development projects include the addition of the fourth ball mill at Paracatu, Dvoinoye, Lobo-Marte, Fruta del Norte, Cerro Casale, the expansion at Maricunga, the extension of mine life at Round Mountain and the Fort Knox heap leach project in Alaska. Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; reserve estimates; and future metal prices. Development projects are also subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits.  Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal restrictions or governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more or our planned developments becoming impractical or uneconomic to complete.  Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

In addition, as a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget.  The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.  The project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of Kinross. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge.  While discovery of gold-bearing structures may result in substantial rewards, few properties explored are ultimately developed into producing mines.  Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site.  It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incident to exploration, development and production of gold and silver, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage.  The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding, pit wall failures or other conditions, may be encountered in the drilling and removal of material.  While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure.  The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection.  The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross mitigates the likelihood and potential severity of these mining risks it encounters in its day-to-day operations through the application of high operating standards.  In addition, Kinross reviews its insurance coverage at least annually to ensure that the most complete and cost-effective coverage is obtained.

Environmental Risks

Kinross' mining and processing operations and exploration activities in Canada, the United States, the Russian Federation, Brazil, Ecuador, Chile, Mauritania and Ghana are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters.  New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Kinross through increased costs, a reduction in levels of production and/or a delay or prevention of the development of new mining properties.  Compliance with these laws and regulations requires significant expenditures and increases Kinross' mine development and operating costs.

Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which Kinross operates.  Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards.  In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, Kinross may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities.  Kinross mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production.  Environmental liability may result from mining activities conducted by others prior to Kinross' ownership of a property.  To the extent Kinross is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect.  Kinross mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

Paracatu – New Municipal Law Requiring Lined Tailings Facilities

A new law has been passed by the municipality of Paracatu that requires all tailings facilities at Kinross’ Paracatu mine to have an impermeable liner.  Currently none of the mine’s tailings facilities have such a liner, as none has been required by applicable law or the Company’s permits.  Kinross believes this new law is without merit, is outside of the authority of the municipality and is inconsistent with the permits granted for construction and operation of the mine’s tailings facilities. Therefore, for these reasons, the Company believes the new law is unenforceable.  Due to the brevity of the new law, which does not address enforcement and penalties, Kinross cannot fully assess the potential implications of its application to ongoing operations at the Paracatu mine.  Kinross will, as may be necessary, challenge this new law and its enforcement.  A city councillor for the municipality has presented an amendment to the law, which would only require impermeable liners for new tailings facilities that do not have the required environmental controls (thereby not impacting Kinross’ existing tailings facilities at Paracatu).  The amendment will be voted on by the city councilors, though the timing of such vote is unknown.

Mineral Reserve and Mineral Resource Estimates

The mineral reserve and mineral resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production.  Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable mineral reserves at Kinross' mines and development projects were estimated as of December 31, 2012, based upon a gold price of $1,200 per ounce of gold.

Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross' mineral reserves.  Should such reductions occur, material write-downs of Kinross' investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

There are numerous uncertainties inherent in estimating quantities of proven and probable mineral reserves. The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Production and Cost Estimates

The Company prepares estimates of future production, operating costs and capital costs for its operations.  Despite the Company’s best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns. Kinross's actual costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; shortterm operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Operating costs may also be affected by a variety of factors, including: ore ,grade metallurgy, labour costs, cost of commodities and other inputs, general inflationary pressures and currency exchange rates. Many of these factors are beyond Kinross’ control. No assurance can be given that Kinross’ cost estimates will be achieved.  Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross’ future cash flows, profitability, results of operations and financial condition.

Kinross’ actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes.  Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of supplies and services (for example, power and fuel), general inflationary pressures and currency exchange rates.

Shortages and Price Volatility of Input Commodities and Equipment

The Company is dependent on various commodities (such as diesel fuel, electricity, natural gas, steel, concrete and cyanide) and equipment to conduct its mining operations and development projects.  The shortage of such commodities, equipment and parts or a significant increase in their cost could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit, or increase the cost of, production.  The Company is also dependent on access to and supply of water to carry out its mining operations, and such access and supply may not be readily available, especially at the Company’s operations in Chile.  Market prices of commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company’s control.  An increase in the cost, or decrease in the availability, of input commodities, equipment or parts may affect the timely conduct and cost of Kinross’ operations and development projects.  If the costs of certain commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company’s financial performance and results of operations.

Political, Economic and Legislative Risk

The Company has mining and exploration operations in various regions of the world, including the United States, Brazil, Chile, Ecuador, the Russian Federation, Mauritania and Ghana and such operations are exposed to various levels of political, economic, and other risks and uncertainties.  These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, and development and ownership of mineral resources. Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation.  Future governments in these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

The tax regimes in these countries may be subject to differing interpretations and are subject to change from time to time.  Kinross' interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country.  As a result, transactions may be challenged by tax authorities and Kinross' operations may be assessed, which could result in significant additional taxes, penalties and interest.

The Company is subject to the considerations and risks of operating in the Russian Federation. Certain currency conversion risks exist in the Russian economy.  Russian legislation currently permits the conversion of rouble revenues into foreign currency.  Any delay or other difficulty in converting roubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc.

Licenses and Permits

The operations of Kinross require licenses and permits from various governmental authorities.  However, such licenses and permits are subject to challenge and change in various circumstances.  There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these regulations at all times.

The Federal Public Attorney (“FPA”) in Brazil filed a lawsuit relating to the rights of the Quilombola people in connection with the lands being used to construct the Eustaquio tailings facility at Paracatu.  As part of the lawsuit, the FPA had applied for an injunction seeking to enjoin the issuance by the state authority of the permit to operate the Eustaquio tailings facility.  The FPA’s injunction was denied, the permit to operate was issued and the Eustaquio tailings facility has been operating since July 2012.  However, the lawsuit is pending and, if successful, it is possible that the license to operate could be suspended in the future.  If the FPA’s lawsuit is successful and the license to operate is suspended, the appeal process is expected to take up to six months.  The Company continues to vigorously oppose the lawsuit and, if the Company is unsuccessful, it will vigorously pursue an appeal.  The Company believes that the lawsuit by the FPA should not be successful.

Title to Properties and Community Relations

The validity of mining claims which constitute most of Kinross' property holdings may, in certain cases, be uncertain and subject to being contested.  Kinross' titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities and local communities.

Certain of Kinross’ properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people.  The presence of community stakeholders may also impact on the Company’s ability to develop or operate its mining properties.  In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Company’s ability to develop or operate its mining properties.

Exploitation Agreement for Fruta Del Norte

Under the current arrangements with the Government of Ecuador, the economic evaluation phase for Fruta Del Norte is set to expire on August 1, 2013, subject to any discretionary government extension of up to 1.5 years.  To effect a phase change, Kinross and the Ecuadorian government may, under applicable law, jointly declare a phase change from economic evaluation to exploitation prior to such expiry and are required to enter into an exploitation agreement with the government within the first six months of the commencement of the declared phase change.  While the parties are working collaboratively to meet this deadline, there is no guarantee that further extensions will be granted by the government, or that mutually acceptable exploitation and investment protection agreements will be reached prior to August 1, 2013, or within the first six months of the commencement of the above-noted phase change. In such circumstances, the Company may be required to forfeit the La Zarza (Fruta del Norte) concession and related project infrastructure to the government.

Competition

The mineral exploration and mining business is competitive in all of its phases.  Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross, in the search for and the acquisition of attractive mineral properties.  The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration.  Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Joint Ventures

Certain of the operations in which the Company has an interest are operated through joint ventures with other mining companies.  Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint venture.  In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

Disclosures About Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to various gold prices, currency exchange rates, interest rates and energy prices.  The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price.  For 2013, sensitivity to a 10% change in the gold price is estimated to have a $380 million impact on pre-tax earnings.  Kinross' financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan.  Additionally, for 2013, sensitivity to a 10% change in the silver price is estimated to have a $20 million impact on pre-tax earnings.  Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life.

Interest Rate Fluctuations

Fluctuations in interest rates can affect the Company’s results of operations and cash flow.  The Company’s corporate revolving credit and term loan facilities and the Kupol project financing are subject to variable interest rates.

Hedging Risks

The Company’s earnings can vary significantly with fluctuations in the market price of gold and silver.  At various times, in response to market conditions, Kinross has entered into gold forward sales contracts, spot deferred forward sales contracts, purchased put options and written call options for some portion of expected future production in an attempt to mitigate the risk of adverse price fluctuations.  Kinross is not subject to margin requirements on any of its hedging lines.  Kinross has made the decision not to continue with a comprehensive gold hedging program.  On occasion, however, the Company may enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management.  As at December 31, 2012, there were no gold or silver derivative financial instruments outstanding.

Foreign Currency Exchange Risk

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold is sold in the world market in United States dollars.  The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, Russian roubles, Mauritanian ouguiya and Ghanaian cedis.  The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms.  Kinross’ results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies.  Where possible, Kinross’ cash and cash equivalent balances are primarily held in U.S. dollars.  From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations.  While the Chilean peso, Brazilian real, and Russian rouble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future.  The Mauritanian ouguiya and Ghanian cedis are convertible into Canadian and United States dollars, but conversion may be subject to regulatory and/or central bank approval.

The sensitivity of the Company’s pre-tax earnings to changes in the U.S. dollar is disclosed in Note 12 of the Company’s audited consolidated financial statements for the year ended December 31, 2012.

Credit, Counterparty and Liquidity Risk

Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument.  The Company is subject to counterparty risk and may be affected, in the event that a counterparty becomes insolvent.  To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties.  The Company only transacts with highly-rated counterparties.  A limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating, and the Company monitors the financial condition of each counterparty.  Credit risk relates to cash and cash equivalents, short-term investments, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform.

As at December 31, 2012, the Company's gross credit exposure, including cash and cash equivalents, was $2,198.7 million and at December 31, 2011, the gross credit exposure, including cash and cash equivalents, was $1,970.5 million.

To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements.  Potential sources for liquidity could include, but are not limited to: the Company's current cash position, existing credit facilities, future operating cash flow, and potential private and public financing.  Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions

Although the Company has conducted investigations in connection with recent acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with these acquisitions.  The Company may discover that it has acquired substantial undisclosed liabilities.  The Company may have little recourse against the seller if any of the representations or warranties provided in connection with these acquisitions proves to be inaccurate.  Such liabilities could have an adverse impact on the Company's business, financial condition, results of operations and cash flows.

Global Financial Condition

The current volatility in the global financial markets combined with weakness in the global economy continues to affect the profitability and liquidity of businesses in most industries.  The fallout from the current global financial and economic crisis has resulted in the following conditions, which may have an affect on the profitability and cash flows of the Company:

•           Volatility in commodity prices and foreign exchange rates;

•           Tightening of credit markets;

•           Increased counterparty risk; and

•           Volatility in the prices of publicly traded entities.

The volatility in commodity prices and foreign exchange rates directly impact the Company’s revenues, earnings and cash flows, as noted above in the sections titled “Gold Price and Silver Price” and “Foreign Currency Exchange Risk”.

Although the tighter credit markets have restricted the ability of certain companies to access capital, to date this has not had an affect on the Company's liquidity.  The Company re-negotiated its revolving credit facility agreement in 2012 to increase the amount of available credit to $1,500.0 million and extended its term to August 2017; as at December 31, 2012, the Company had $1,464.9 million available under its credit facility arrangements.  Also, in August 2012, the Company completed a new unsecured term loan facility for $1,000.0 million which matures on August 10, 2015.  However, continued tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date relating to the counterparties it transacts with. The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may have an affect on the value of publicly listed companies in Kinross' equity portfolio.  Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

Market Price Risk

The Kinross common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange (“NYSE”).  The price of the Kinross common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports.  Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the NYSE further reducing market liquidity.

As a result of any of these factors, the market price of its common shares at any given point in time may not accurately reflect Kinross’ long-term value.  Securities class action litigation has been brought against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities.  Securities litigation, including current proceedings against Kinross as well as potential future proceedings, could result in substantial costs and damages and divert management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

Impairment

Kinross evaluates, on at least an annual basis, the carrying amount of its CGUs to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable.  Goodwill is required to be tested annually for impairment and Kinross performs this annual test at the end of the fourth quarter.  In addition, at each reporting period end, Kinross assesses whether there is any indication that any of its CGUs’ carrying amounts exceed their recoverable amounts, and if there is such an indication, the Company would test for potential impairment at that time.  The recoverable amounts, or fair values, of its CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross’ control.  Kinross’ fair value estimates are based on numerous assumptions, some of which may be subjective, and it is possible that actual fair value could be significantly different than those estimates.  In connection with Kinross’ 2012 evaluation, Kinross recorded impairment charges of $3,206.1 million, net of a tax recovery of $321.5 million, relating to Tasiast and Chirano.  In the absence of any mitigating valuation factors, Kinross’ failure to achieve its valuation assumptions or declines in the fair values of its CGUs may, over time, result in further impairment charges.

11. SUPPLEMENTAL INFORMATION

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document.  These measures are not defined under IFRS and should not be considered in isolation.  The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS.  These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses.  Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.  Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance.  However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings (loss) and earnings (loss) per share measures as determined under IFRS.

The following table provides a reconciliation of consolidated net loss to adjusted net earnings for the periods presented:

	Years ended December 31,
(in millions)	2012	2011
Net loss from continuing operations attributable to common shareholders - as reported	$(2,548.8)	$(2,093.4)
Adjusting items:
Foreign exchange losses (gains)	2.1	(11.3)
Non-hedge derivatives gains - net of tax	(18.8)	(60.0)
Gains on acquisition/disposition of assets and investments - net of tax	(7.1)	(26.5)
Foreign exchange loss on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	51.4	69.5
Change in deferred income tax due to change in statutory corporate income tax rate	116.5	-
Taxes on repatriation of certain foreign earnings	-	46.6
Taxes in respect of prior years	28.8	(33.6)
Impairment charges - net of tax	3,206.1	2,937.6
Impairment of investments	24.3	-
Inventory fair value adjustment - net of tax	-	9.7
Reclamation and remediation expense - net of tax	8.3	12.2
Severance expense	16.4	-
	3,428.0	2,944.2
Net earnings from continuing operations attributable to common shareholders - Adjusted	$879.2	$850.8
Weighted average number of common shares outstanding - Basic	1,139.1	1,136.0
Net earnings from continuing operations per share - Adjusted	$0.77	$0.75

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company.  However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted cash flow from operations for the periods presented:

	Years ended December 31,
(in millions)	2012	2011
Net cash flow of continuing operations provided from operating activities - as reported	$1,302.9	$1,378.8
Adjusting items:
Close out and early settlement of derivative instruments	(48.7)	48.7
Working capital changes:
Accounts receivable and other assets	20.4	119.3
Inventories	297.0	231.1
Accounts payable and other liabilities, including taxes	(44.6)	(216.1)
	224.1	183.0
Adjusted operating cash flow from continuing operations	$1,527.0	$1,561.8

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold.  This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold.  This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

	Years ended December 31,
(in millions)	2012	2011
Production cost of sales from continuing operations - as reported (a)	$1,850.8	$1,546.1
Less: portion attributable to Kupol non-controlling interest (b)	-	(21.0)
Less: portion attributable to Chirano non-controlling interest	(21.5)	(18.2)
Attributable production cost of sales from continuing operations	$1,829.3	$1,506.9
Gold equivalent ounces sold from continuing operations	2,621,343	2,637,601
Less: portion attributable to Kupol non-controlling interest (a)	-	(63,802)
Less: portion attributable to Chirano non-controlling interest	(29,865)	(26,269)
Attributable gold equivalent ounces sold	2,591,478	2,547,530
Consolidated production cost of sales from continuing operations per equivalent ounce sold	$706	$586
Attributable production cost of sales from continuing operations per equivalent ounce sold	$706	$592
(a) "Production cost of sales" is equivalent to "Total cost of sales" per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.
(b) On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting.  Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Years ended December 31,
(in millions)	2012	2011
Production cost of sales from continuing operations - as reported (a)	$1,850.8	$1,546.1
Less: portion attributable to Kupol non-controlling interest (b)	-	(21.0)
Less: portion attributable to Chirano non-controlling interest	(21.5)	(18.2)
Less: attributable silver sales from continuing operations	(331.8)	(282.9)
Attributable production cost of sales from continuing operations net of silver by-product revenue	$1,497.5	$1,224.0
Gold ounces sold from continuing operations	2,421,447	2,362,268
Less: portion attributable to Kupol non-controlling interest (a)	-	(49,299)
Less: portion attributable to Chirano non-controlling interest	(29,795)	(26,155)
Attributable gold ounces sold from continuing operations	2,391,652	2,286,814
Attributable production cost of sales from continuing operations per ounce sold on a by-product basis	$626	$535
(a) "Production cost of sales" is equivalent to "Total cost of sales" per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.
(b) On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

All-in Sustaining Cost

All-in sustaining cost on an attributable basis is a non-GAAP measure that the Company has defined to include attributable production cost of sales from continuing operations net of silver by-product credits; general and administrative expenses; sustaining business development and exploration costs; sustaining capital (including related capitalized interest); and a portion of other operating costs. Management uses this measure internally and believes that it provides investors with the ability to better evaluate the cost of sustaining gold production.

Year ended December 31,
(in millions)	2012
Production cost of sales from continuing operations - as reported (a)	$1,850.8
Less: portion attributable to Chirano non-controlling interest	(21.5)
Less: attributable silver sales from continuing operations	(331.8)
Attributable production cost of sales from continuing operations net of silver by-product revenue	$1,497.5
Adjusting items on an attributable basis:
General and administrative	179.1
Severance expense	(16.4)
Exploration and business development - sustaining	208.0
Other operating expense - sustaining	55.3
Additions to property, plant and equipment - sustaining	669.8
Capitalized interest and exploration	35.3
All-in Sustaining Cost - attributable	$2,628.6
Gold ounces sold from continuing operations	2,421,447
Less: portion attributable to Chirano non-controlling interest	(29,795)
Attributable gold ounces sold from continuing operations	2,391,652
Attributable all-in sustaining cost from continuing operations per ounce sold on a by-product basis	$1,099
(a) "Production cost of sales" is equivalent to "Total cost of sales" per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements include, without limitation, statements with respect to: possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words ‘‘plans’’, ‘‘expects’’, ‘‘scheduled’’, “projected”, “timeline”, ‘‘forecasts”, “suggests”, “indicative”, “intend”, “suggests”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “strategy”, “targets”, or ‘‘believes’’, or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, or ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) the viability, permitting and development of the Fruta del Norte deposit, and its continuing ownership by the Company, being consistent with Kinross’ current expectations; (4) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s mining and investment laws (and prospective amendment to the laws) and related regulations and policies, being consistent with Kinross’ current expectations, and the unenforceability of any new law in Brazil requiring that all Paracatu tailings facilities have an impermeable liner; (5) negotiation of an exploitation contract and an investment protection contract for Fruta del Norte with the Ecuadorian government being consistent with Kinross’ current expectations, including but not limited to Kinross and the government jointly declaring a phase change from economic evaluation to exploitation prior to August 1, 2013 (or during any government approved extension of up to 1.5 years) and entering into an exploitation agreement with the government within six months of such declared phase change, the failure of which could result in forfeiture of the FDN concession and related project infrastructure to the government; (6) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (7) certain price assumptions for gold and silver; (8) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (9) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (10) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and any entity in which it now or hereafter directly or indirectly holds an investment; (11) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (12) the development of the Dvoinoye deposit being consistent with Kinross’ expectations; (13) the viability of the Tasiast and Chirano mines (including but not limited to, at Tasiast, the impact of ore tonnage and grade variability reconciliation analysis) as well as permitting, development and expansion (including but not limited to, at Tasiast, expansion optimization initiatives leading to changes in processing approach and maintenance and, as required, conversion of exploration licences to mining licences) of the Tasiast and Chirano mines being consistent with Kinross’ current expectations; (14) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (15) goodwill and/or asset impairment potential; and (16) access to capital markets, including but not limited to maintaining an investment grade debt rating and securing partial project financing for the Dvoinoye, Fruta del Norte and the Tasiast expansion projects, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); increases in the discount rates applied to present value net future cash flows based on country-specific real weighted average cost of capital; declines in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; commencement of litigation against the Company including, but not limited to, securities class actions in Canada and/or the United States; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 60%-70% of the Company's costs are denominated in US dollars.

A 10% change in foreign exchange could result in an approximate $9 impact in production cost per ounce2.

A $10 per barrel change in the price of oil could result in an approximate $2 impact on production cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on production cost of sales per ounce.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties (other than exploration activities) contained in this MD&A has been prepared under the supervision of Mr. Jim Fowler, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.  The technical information about the Company’s drilling and exploration activities contained in this MD&A has been prepared under the supervision of Dr. Glen Masterman, an officer with the Company who is a “qualified person” within the meaning of National Instrument 43-101.

2  Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.